SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2014

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated February 5, 2014

Press Release dated February 12, 2014

Press Release dated February 13, 2014

Press Release dated February 13, 2014

Press Release dated February 13, 2014

Press Release dated February 19, 2014

Press Release dated February 26, 2014

Press Release dated February 27, 2014

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary’s Staff Office

Date: February 28, 2014

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), February 5, 2014 - During the period from January 27 to January 31, 2014, Eni acquired No. 970,000 shares for a total consideration of euro 16,351,545.94, within the authorization to purchase treasury shares approved at Eni’s Ordinary General Meeting of shareholders on May 10, 2013, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
27/01/2014	150,000	16.9541	2,543,119.00
28/01/2014	220,000	16.9274	3,724,020.49
29/01/2014	225,000	16.8318	3,787,165.48
30/01/2014	180,000	16.8558	3,034,051.07
31/01/2014	195,000	16.7343	3,263,189.90
Total	970,000	16.8573	16,351,545.94

Following the purchases announced today, considering the treasury shares already held, on January 31, 2014 Eni holds No. 14,933,287 shares equal to 0.41% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), February 12, 2014 - During the period from February 3 to February 7, 2014, Eni acquired n. 960,000 shares for a total consideration of euro 15,793,879.10, within the authorization to purchase treasury shares approved at Eni’s Ordinary General Meeting of shareholders on May 10, 2013, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
03/02/2014	260,000	16.7175	4,346,546.92
04/02/2014	200,000	16.4448	3,288,958.83
05/02/2014	185,000	16.3018	3,015,827.15
06/02/2014	160,000	16.3326	2,613,215.70
07/02/2014	155,000	16.3183	2,529,330.50
Totale	960,000	16.4520	15,793,879.10

Following the purchases announced today, considering the treasury shares already held, on February 7, 2014 Eni holds No. 15,893,287 shares equal to 0.44% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: important new discovery in offshore Congo

San Donato Milanese (Milan), February 13, 2014 - Eni has made an important new exploration discovery in the Marine XII Block located approximately 17 kilometers offshore Congo.
The exploration well, Nene Marine 3, which led to the important result, was drilled in a water depth of 28 meters and has encountered a significant wet gas and light oil accumulation in the pre-salt clastic sequence outlining a significant extension to the west of the reservoir and its hydraulic continuity.
Nene Marine 3 is located 2 kilometers from the discovery well Nene Marine 1 and 4 kilometers from Nene Marine 2.
During the production test in the oil interval the well flowed over 5,000 barrels of oil per day at 36° API gravity.
Following the results of the well, Eni estimates that the discovery of Nene Marine field contains 1.2 billion barrels of oil and 30 billion cubic meters of gas in place. The overall potential of the Nene Marine and of the neighboring Litchjendilj Marine fields is estimated in about 2.5 billion barrels of oil equivalent in place.
The block also has a significant additional exploration upside which will be determined by the next exploratory and delineation campaign.
Eni, which holds 65% of the Marine XII Block, quickly activated with the joint venture’s partners New Age (25%) and the national company SNPC (Société Nationale des Pétroles du Congo, 10%) the studies to ensure a rapid commercial development of these significant hydrocarbon reserves with the aim of launching a first oil production from 2016.
Eni has been present in Congo since 1968 and today has an equity production of 105,000 barrels of oil per day in the country. Eni has been present in Sub-Saharan Africa since the 1960s and currently participates in exploration and production projects in Angola, Congo, Ghana, Gabon, Mozambique, Nigeria, Democratic Republic of Congo, Kenya and Liberia. Eni’s current operated production in the region is approximately 450,000 barrels of oil equivalent per day.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni announces results for the
fourth quarter and the full year 2013

Rome, February 13, 2014 - Eni, the international oil and gas company, today announces its Group results for the fourth quarter and the full year 2013 (unaudited).

Financial highlights1

•	Adjusted operating profit: euro 3.52 billion (down 29%) for the quarter; euro 12.62 billion (down 34%2) for the full year;
•	Adjusted net profit: euro 1.30 billion for the quarter (down 14%); euro 4.43 billion for the full year (down 35%2);
•	Reported net loss of euro 0.61 billion for the quarter (up 69%); reported net profit of euro 5.20 billion for the full year (up 24%);
•	Operating cash flow: euro 3.18 billion for the quarter; euro 10.97 billion for the full year;
•	Leverage at 0.25, unchanged from 2012;
•	Dividend proposal for the full year of euro 1.10 per share, including an interim dividend of euro 0.55 per share paid in September 2013 (euro 1.08 in 2012);
•	Activated the share buyback programme in January 2014.

Operational highlights

•	Oil and gas production: 1.619 mmboe/d in the year, down 4.8% from 2012 (1.577 mmboe/d in the quarter, down 9.7%) mainly due to geopolitical factors;
•	Preliminary year-end proved reserves estimate: 6.54 bboe. The organic reserve replacement ratio was 105%;
•	Eni’s interests in the upstream monetized for a total amount of euro 5.6 billion: Eni’s interest in the joint venture Artic Russia sold for a total consideration of euro 2.2 billion, cashed-in in January 2014; Eni’s 28.57% share in Eni East Africa, which retains interests in Area 4 mineral property in Mozambique, sold;
•	1.8 billion barrels added to the Company’s resource base following exploration success in Mozambique, Ghana, Congo, Angola, Norway, Australia, Pakistan and Egypt;
•	Renegotiated supply terms of 85% of long-term contracted gas;
•	euro 2 billion cash flow improvement from the ongoing turnaround in mid-downstream businesses.

Paolo Scaroni, Chief Executive Officer, commented:
"In 2013 Eni achieved solid results in a particularly difficult market. Despite problems in Libya and Nigeria, our E&P Division confirmed its capability to deliver high profits thanks to its cost leadership and extraordinary exploration successes. Our Mid and Downstream businesses, while at a disadvantage from the Italian and European crisis, strengthened their restructuring actions achieving a significant improvement in cash generation. Finally, the portfolio rationalization permitted by the new discoveries has allowed an anticipated monetization of results and cash. The overall effect of what we have done in this challenging year enabled us to deliver an increased net profit versus 2012, to pay a generous dividend and to launch a buyback program, while maintaining a constant debt".

__________________

(1)	Throughout this press release, changes in the Group results are calculated with respect to results earned by the Group’s continuing operations in 2012 considering that at the time Snam was consolidated in the Group accounts and reported as discontinued operations based on IFRS 5.
(2)	These changes are calculated by excluding Snam’s contribution to the Group results in the full year 2012. This is the result of Snam’s transactions with Eni being included in the continuing operations results of the full year 2012 according to IFRS 5. Adjusted operating profit and adjusted net profit are not provided by IFRS.

Financial highlights

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	% Ch. IV Q. 13 vs. IV Q. 12	Full Year 2012	Full Year 2013	% Ch.

SUMMARY GROUP RESULTS (a)	(euro million)
4,970	3,439	3,521	(29.2)	Adjusted operating profit - continuing operations (b)	19,798	12,620	(36.3)
4,970	3,439	3,521	(29.2)	Adjusted operating profit - continuing operations excluding Snam contribution	19,010	12,620	(33.6)
1,518	1,171	1,301	(14.3)	Adjusted net profit - continuing operations	7,130	4,433	(37.8)
0.42	0.32	0.36	(14.3)	- per share (euro) (c)	1.97	1.22	(38.1)
1.09	0.85	0.98	(10.1)	- per ADR ($) (c) (d)	5.06	3.24	(36.0)
1,518	1,171	1,301	(14.3)	Adjusted net profit - continuing operations excluding Snam contribution	6,824	4,433	(35.0)

(1,964)	3,989	(611)	68.9	Net profit - continuing operations	4,200	5,196	23.7
(0.54)	1.10	(0.17)	68.5	- per share (euro) (c)	1.16	1.43	23.3
(1.40)	2.91	(0.46)	67.1	- per ADR ($) (c) (d)	2.98	3.80	27.5

3,425			..	Net profit - discontinued operations	3,590		..
1,461	3,989	(611)	..	Net profit	7,790	5,196	(33.3)

(a) Attributable to Eni’s shareholders.
(b) For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis".
(c) Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d) One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted operating profit
In the fourth quarter of 2013, the adjusted operating profit was euro 3.52 billion, down 29.2% compared to the fourth quarter of 2012. This decline was mainly due to the Exploration & Production Division (down euro 1.55 billion, or 31.8%) as a result of extraordinary interruptions to production and the appreciation of the euro against the US dollar (up 4.9%).
In spite of an ongoing demand downturn, oversupplies and strong competitive pressures, Eni’s mid and downstream businesses have shown good progress in cost discipline and, more broadly, in implementing the Company's turnaround strategy. The Gas & Power Division reported adjusted operating profit of euro 357 million (up by euro 315 million compared to the fourth quarter of 2012), benefiting from the renegotiations of long-term gas supply contracts, some of which were retroactive to previous reporting periods. In the Refining & Marketing and Chemical Divisions efficiency improvements absorbed part of the negative impact of the trading environment (both sectors reported higher losses of euro 88 million and euro 14 million, respectively). The Engineering & Construction segment incurred a decrease of 51.9% in operating profit due to a slowdown in business activity and to the lower profitability of ongoing contracts.

In 2013, adjusted operating profit was euro 12.62 billion, down by 36.3% from 2012, or 33.6% when excluding the contribution of Snam to continuing operations in 2012. This decline was driven by the same drivers for the quarter and extraordinary contract losses incurred by the Engineering & Construction segment in first half of the year.

Adjusted net profit
In the fourth quarter of 2013, adjusted net profit was euro 1.30 billion (down by 14.3%). This decline was due to a lower operating performance, partly offset by a lowered consolidated tax rate (down by approximately 7 percentage points) mainly reflecting a smaller contribution from the Exploration & Production Division to the Group consolidated earnings before tax. For the full year, adjusted net profit was euro 4.43 billion, down by 35% when excluding Snam’s contribution to continuing operations in 2012. The Group adjusted tax rate increased by 7 percentage points, due to a greater contribution to the Group profit before income taxes from the Exploration & Production segment which is subject to a larger fiscal take than other Group’s businesses.

Capital expenditure
Capital expenditure for the fourth quarter of 2013 amounted to euro 3.77 billion (euro 12.75 billion for the full year 2013), mainly related to the development of oil and gas reserves.

Balance sheet and cash flow
In 2013, net cash generated by operating activities amounted to euro 10,969 million (euro 3,181 million in the fourth quarter), benefiting from a larger amount of receivables due beyond the end of the reporting period transferred to financing institutions (euro 552 million) compared to the amount made at the end of 2012.
Cash from disposals amounted to euro 6,360 million, mainly relating to the divestment of a 28.57% stake in Eni East Africa, retaining interests in the Area 4 mineral property in Mozambique, to China National Petroleum Corporation for euro 3,386 million, and the divestment of the financial interests in Snam and Galp (euro 2,289 million).

These inflows were used to fund almost completely the financing requirements for capital expenditure incurred in the year (euro 12,750 million) and the dividend payment to Eni’s shareholders (euro 3,949 million, related to the dividend balance for the year 2012 and the 2013 interim dividend) and to Saipem’s shareholders (euro 170 million).
As of December 31, 2013, net borrowings3 amounted to euro 15,428 million, substantially in line with 2012, while representing an increase of euro 282 million from September 30, 2013 mainly due to the financing requirements for capital expenditure being higher than the net cash generated by operating activities. The latter benefited of a larger amount of receivables due beyond the end of the reporting period transferred to financing institutions (euro 940 million) compared to the third quarter of 2013.
The ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage4 – was 0.25 at December 31, 2013, in line with December 31, 2012 (0.24 at September 30, 2013).

Dividend 2013
The Board of Directors will propose the distribution of a cash dividend of euro 1.10 per share5 (euro 1.08 in 2012) at the Annual Shareholders’ Meeting. Included in this annual payment is euro 0.55 per share which was paid as interim dividend in September 2013.
The balance of euro 0.55 per share will be payable to shareholders as of May 22, 2014, with the ex-dividend date being May 19, 2014.

Operational highlights and trading environment

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	% Ch. IV Q. 13 vs. IV Q. 12	Full Year 2012	Full Year 2013	% Ch.

KEY STATISTICS
1,747	1,653	1,577	(9.7)	Production of oil and natural gas	(kboe/d)	1,701	1,619	(4.8)
912	851	816	(10.5)	- Liquids	(kbbl/d)	882	833	(5.6)
4,584	4,402	4,177	(9.2)	- Natural gas	(mmcf/d)	4,501	4,320	(3.9)
25.08	18.35	25.56	1.9	Worldwide gas sales	(bcm)	95.32	93.17	(2.3)
10.13	8.45	8.75	(13.6)	Electricity sales	(TWh)	42.58	35.05	(17.7)
2.55	2.54	2.33	(8.6)	Retail sales of refined products in Europe	(mmtonnes)	10.87	9.69	(10.9)

Exploration & Production
In the fourth quarter of 2013, Eni’s liquids and gas production of 1,577 kboe/d declined by 9.7% from the fourth quarter of 2012, reflecting significant force majeure events in Libya and in Nigeria. The contribution of the start-up of new fields and continuing production ramp-ups mainly in Algeria and Egypt partly offset the effects of planned facility downtimes and technical problems, in the North Sea and in the Gulf of Mexico respectively, as well as mature field declines.
In 2013, hydrocarbon production declined by 4.8% from 2012 due to the drivers described in the quarterly disclosure and to the impact of the disposals made in the first half of 2012.

Gas & Power
In the fourth quarter of 2013, Eni’s natural gas sales were 25.56 bcm (including Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico), representing a slight increase compared to the fourth quarter of 2012 (up by 0.48 bcm, or 1.9%). Italian sales increased by 5.4% to 10.70 bcm driven by higher spot volumes. This positive was partly offset by lower sales to the industrial and residential sectors against the backdrop of an ongoing demand downturn, competitive pressure and oversupply.
Sales in Europe reported a slight decrease compared to the fourth quarter of 2012 (down by 1.4%) driven by lower volumes marketed in the Benelux and France due to competitive pressure, while higher spot sales were registered in the UK.
In 2013, Eni’s gas sales of 93.17 bcm were 2.3% lower than in 2012. When excluding the effect of the divestment of Galp, gas sales were broadly in line with the previous year. Eni’s sales in the domestic market increased by 1.08 bcm driven by higher spot sales and by higher sales to importers in Italy (up by 1.94 bcm). This positive trend was more than offset by lower volumes marketed in the main European markets (down by 5.61 bcm, particularly in the Benelux, the Iberian Peninsula and the United Kingdom) due to declining gas demand and competitive pressure. Higher sales in markets outside Europe (up by 0.56 bcm) were driven by higher LNG sales in the Far East, particularly in Japan and Korea.

__________________

(3)	Information on net borrowings composition is furnished on page 34.
(4)	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See page 34 for leverage.
(5)	Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

Refining & Marketing
In the fourth quarter of 2013, refining margins in the Mediterranean area fell to an unprecedented level, down to less than one dollar per barrel (down by 81.1% from the fourth quarter of 2012; down by 45.3% from 2012) due to structural headwinds in the industry driven by overcapacity, lower demand and increasing competition from imported refined product streams. Furthermore, Eni’s results in the Refining & Marketing Division were affected by narrowing differentials between the heavy crudes processed by Eni’s refineries and the marker Brent which reflected the lower availability of the former in the Mediterranean area.
In the fourth quarter of 2013, retail sales in Italy were 1.57 mmtonnes (6.64 mmtonnes in 2013), decreasing by approximately 12.8% from the fourth quarter of 2012 (down by 0.23 mmtonnes; down by 1.19 mmtonnes, or 15.2% from 2012) driven by reduced consumption and increasing competition.
In 2013, Eni’s retail market share decreased by 3.7 percentage points to 27.5%, from 31.2% in 2012 when sales volumes benefited of the effect of a promotional campaign made during the summer weekends.

Currency
Results of operations for the fourth quarter and the full year 2013 were affected by the appreciation of the euro against the dollar (up by 4.9% in the quarter; up by 3.3% over the year).

Business developments

In 2013, Eni continued to invest selectively in the future growth of oil and gas production and to implement the Company’s turnaround strategy for the mid and downstream businesses.
In the Exploration & Production Division, exploration activity added 1.8 billion boe of fresh resources to the Company’s resource base. This was driven by large exploration successes achieved in Mozambique, with new discoveries and the appraisal of Area 4, and in core areas such as Ghana, Congo, Angola, Norway, Australia, Pakistan and Egypt. In line with the strategy of value creation for our shareholders, Eni monetized the discovered volumes in Mozambique by divesting an interest of 20% to its Chinese partner CNPC for a total net consideration of euro 3.4 billion. It also disposed of its 60% stake in Artic Russia, a joint venture with Gazprom, engaged in the development of gas reserves in Siberia, for a total consideration of euro 2.2 billion which was cashed-in in January 2014. In the full year all of Eni’s eight planned start-ups were achieved and seven main projects were sanctioned.
Oil and natural gas production was adversely affected by several interruptions and temporary shutdowns due to geopolitical factors, particularly in Libya.
The Gas & Power, Refining & Marketing and Chemical Divisions were more exposed to the European slowdown and have intensified restructuring efforts and optimization initiatives in order to limit the impacts of the structural decline demand, poor industry fundamentals and strong competition.
In the Gas & Power Division Eni is progressing in the renegotiation of its long-term supply contracts in order to regain in competitiveness and mitigate the take-or pay risk. In December, Eni finalized the renegotiation of a relevant contract with a Dutch gas supplier.
In the Refining & Marketing Division, efficiency measures allowed the Company to save approximately euro 120 million and actions are underway to streamline refining capacity, among which the Venice plant’s conversion project, the first phase of which is expected to be completed by the first half of 2014.
In the Chemical sector Eni is progressing with the restructuring of its loss-making plants, deploying green chemistry projects, as well as entering into joint ventures with strategic international partners.
In 2013, Eni finalized the divestment of the available-for-sale interests in Snam and Galp, reinforcing the Group’s balance sheet.

Mozambique
On July 26, 2013, Eni concluded the sale of a 28.57% interest in Eni East Africa (EEA) to China National Petroleum Corporation (CNPC). EEA retains a 70% interest in the Area 4 mineral property, located offshore of Mozambique. CNPC indirectly acquires, through its equity investment in Eni East Africa, a 20% interest in Area 4, while Eni retains operatorship and a 50% interest through the remaining stake. The total consideration was equal to euro 3,386 million, with a gain of equivalent amount recorded in profit and loss (euro 3,359 million, euro 2,994 million net of tax charges).
The exploration campaign of the year regarded the appraisal of the Mamba and Coral discoveries and a new prospect in the Southern section of Area 4, where in September 2013 Eni made the Agulha discovery, the tenth discovery in Area 4. Management estimates that Area 4 may contain up to 2,650 billion cubic meters of gas in place. Agulha was drilled in 2,492 meters of water and reached a total depth of 6,203 meters. In 2014, Eni will continue appraisal activities, particularly regarding the new exploration prospect, where the drilling of two to three additional wells is planned.

Russia
Eni divested to Gazprom its 60% interest in Artic Russia, the subsidiary owing a 49% stake of Severenergia, which holds four licenses for the exploration and production of hydrocarbons in the region of Yamal Nenets (Siberia), among which in particular the on-stream field of Samburgskoye, Eni’s first development in the Russian upstream.

On January 15, 2014, the consideration for the disposal equal to euro 2.16 billion ($2,940 million) was cashed in. At the balance sheet date, Eni’s interest in Artic Russia was classified as an asset held for sale and measured at fair value due to the loss of joint control over the investee following the occurrence of all conditions precedent of the SpA effectiveness on December 20, 2013 with a revaluation gain of euro 1,682 million recorded through profit.
With this disposal, Eni monetized a mature investment, but maintains a strong commitment in the Russian upstream through the partnership with Novatek, the projects in the Mediterranean offshore and, with Rosneft, the projects for exploration in the Russian section of the Black Sea and in the Barents Sea.
In June 2013, Eni and Rosneft signed a strategic cooperation agreement for exploration activities in the Russian section of the Barents Sea (Fedynsky and Central Barentsevsky licenses) where seismic surveys have been started, and in the Black Sea (Western Chernomorsky license). Furthermore, the two partners signed commercial agreements for oil supplies and joint logistic activities, including the project of the development of the new Eni Logistic Center in the Venice area.

Ukraine
On November 27, 2013, Eni signed a Production Sharing Agreement for the exploration and development of a high potential area located in Ukraine’s Black Sea. The area includes the licenses of Abiha, Mayachna and Kavkazka, in the oil and gas Pry Kerch block, as well as the Subbotina oil discovery, for total 1,400 square kilometers. Eni is the operator with 50% interest. The agreement is under the approval of the relevant authorities.

United States
On November 5, 2013, Eni signed an agreement with the American company Quicksilver, for explorating and developing an area with unconventional oil reservoirs (shale oil), onshore the United States. Eni is expected to acquire a 50% interest in the Leon Valley area (West Texas). The work plan provides for the drilling of up to five exploration wells, aiming at determining the hydrocarbon potential of the area and the subsequent development plan. Eni will invest up to $52 million, for the completion of the project’s exploration activities. The agreement also establishes that Eni will obtain 50% of another area located in the Leon Valley, without additional costs.
In March 2013, among the Lease Sale 227 international bidding round, Eni was awarded the exploration license for five offshore blocks in the Central Gulf of Mexico, located in the high potential areas of the Mississippi Canyon and the Desoto Canyon. The bid is under the approval of the relevant authorities.

Kazakhstan
On September 11, 2013, following the completion, test and delivery of all infrastructures, the first oil from the giant Kashagan field was produced.
From October 2013 production has been halted due to a technical issue that occurred to the pipeline transporting acid gas from offshore to onshore facilities, without any impact on the environment and local communities.
Recovery activities are ongoing. Management believes that from 2015 field production will recover to the originally expected level, nonetheless the field contribution to Eni’s production profile for the year 2014 has been prudently assumed to be marginal.

Congo
In September 2013, Eni acquired the Ngolo exploration block, which is part of the Cuvette Basin. Eni will be operator of the joint venture with the Congolese state company Société Nationale des Pétroles du Congo (SNPC). Exploration activities will take place over a period of 10 years. The Cuvette Basin is one of the new themes of frontier exploration in Africa.

Norway
In 2013, Eni was awarded the operatorship in the PL 717, PL 712 and PL 716 licenses, with an interest of 40%, as well as the interest of 65% in the PL 697 license and the interest of 30% in the PL 714 license.

Timor Sea
In April 2013, Eni was awarded an exploration license (Production Sharing Contract) covering an area of 662 square kilometers in the Timor Sea, within the Joint Petroleum Development Area (JPDA), which is administered by both Australia and Timor Leste. The PSC foresees the commitment to drill two exploration wells during the first two years and options for other two wells.

Cyprus
In January 2013, Eni signed Exploration and Production Sharing Contracts with the relevant authorities of the Republic of Cyprus, for Blocks 2, 3 and 9 located in the Cypriot deep offshore portion of the Levantine basin over an area of around 12,530 square kilometers, thus marking Eni’s entry into the Country.

Egypt
Eni was awarded a deepwater exploration block (Block 9) in the EGAS 2012 international bidding round, located in the Eastern Mediterranean offshore Egypt.

Vietnam
In February 2013, Eni signed an agreement with Vietnamese National oil company Vietnam Oil and Gas Group (Petrovietnam), for the joint evaluation of non conventional resources in the Country.

Versalis
In 2013, Eni’s chemical subsidiary Versalis progressed in the process of expansion in the growing Southeast Asian markets, by establishing a 50:50 joint venture with a South Korean company Lotte Chemical and by signing a shareholder agreement with Malaysian company Petronas. The agreements concern the development of joint production activities in the polymers and elastomers business.

Start-ups In 2013, in line with production plans, the following main projects were started up:
(i)	in Algeria, the MLE-CAFC field (Eni’s interest 75%) with an overall plateau of approximately 33 kboe/d net to Eni by 2016 and the El Merk field (Eni’s interest 12.25%) with an expected peak at approximately 18 kbbl/d net to Eni expected in 2015;
(ii)	in Angola, the liquefaction plant managed by the Angola LNG consortium (Eni’s interest 13.6%) with the first cargo in June 2013. The plant will treat approximately 10,594 bcf of gas in 30 years;
(iii)	in Nigeria, the offshore Abo - Phase 3 project in Block OML 125 (Eni operator with an 85% interest);
(iv)	in Venezuela, the accelerated early production of the giant Junin 5 oil field (Eni’s interest 40%) in the Orinoco Faja. Early production is expected to reach a plateau of 75 kbbl/d in 2015;
(v)	in Norway, the offshore Skuld field (Eni’s interest 11.5%) with production of approximately 30 kboe/d (approximately 4 kboe/d net to Eni);
(vi)	in the United Kingdom, the offshore Jasmine field (Eni’s interest 33%), with an expected peak of 117 kboe/d (approximately 39 kboe/d net to Eni) in 2014.

Exploration successes
In 2013, main exploration successes occurred in:
(i)	Egypt, in the Meleiha development lease (Eni’s interest 56%) with three near field oil and gas discoveries and the Rosa North-1X oil discovery. The drilling activities of the Rosa North-1X field are underway. The activities on the field will leverage on the existing production facilities in the area; as well as with two near field oil discoveries in the Belayim concession (Eni 100%);
(ii)	Angola, in offshore Block 15/06 (Eni operator with a 35% interest), with the Vandumbu 1 oil discovery;
(iii)	Congo, in offshore Block Marine XII (Eni operator with a 65% interest) with the oil and gas discovery and the appraisal of the Nene Marine field and with the appraisal of gas and condensates discovery of Litchendjili Marine field. The overall discoveries potential is estimated in about 2.5 billion boe in place;
(iv)	Mozambique, in addition to the recent discovery of Agulha, with the delineation of Coral 3, Mamba South 3 and Mamba North East 3 gas wells. The new discoveries allow to bring the estimated mineral potential up to 90 Tcf of gas in place;
(v)	Ghana, with the Sankofa East-2A appraisal well, in the Offshore Cape Three Points license (Eni operator with a 47.22% interest), confirming its high oil potential. The total potential of the Sankofa East oil discovery is estimated at approximately 450 million barrels of oil in place with recoverable reserves up to 150 million barrels;
(vi)	Pakistan, with the onshore gas discovery of Lundali 1 in the Sukhpur Concession (Eni operator with a 45% interest) with a production capacity in excess of 3 kboe/d and with the gas discovery of Bhadra North-2 (Eni’s interest 40%);
(vii)	Norway, with the oil and gas Skavl discovery located in the PL532 license (Eni’s interest 30%), and the gas and condensates Smørbuklk in the PL 479 license (Eni's interest 19.6%);
(viii)	Nigeria, with the appraisal of the oil field of Zabazaba in OPL 245 Block (Eni operator with a 50% interest);
(ix)	Australia, with the Evans Shoal North-1 discovery, in the NT/P48 permit (Eni’s interest 32.5%) located in the Timor Sea. Eni estimated the full mineral potential of the reservoir at approximately 8 Tcf of gas in place.

Outlook

Eni is hosting a strategy presentation today to outline the Company’s targets and strategies for the 2014-2017 four-year plan.
The 2014 outlook features a moderate strengthening in the global economic recovery. Still a number of uncertainties are surrounding this outlook due to weak growth prospects in the Euro-zone and risks concerning the emerging economies. Crude oil prices are forecast on a solid trend driven by geopolitical factors and the resulting technical issues in a few important producing countries against the backdrop of well supplied global markets. Management expects that the trading environment will remain challenging in the Company’s businesses. We expect continuing weak conditions in the European industries of gas distribution, refining and marketing of fuels and chemical products, where we do not anticipate any meaningful improvement in demand, while competition, excess supplies and overcapacity will continue to weigh on selling margins of energy commodities. In this scenario, management reaffirms its commitment in restoring profitability and preserving cash generation at the Company’s mid and downstream businesses leveraging on cost cuts and continuing renegotiation of long-term gas supply contracts, capacity restructuring and reconversion and product and marketing innovation.

Management expects the key production and sales trends of Eni businesses to be as follows:
-	Production of liquids and natural gas: production is expected to remain substantially in line to 2013, excluding the impact of the divestment of Eni’s interest in the Russian gas assets of Artic Russia;
-	Gas sales: natural gas sales are expected to be slightly lower than 2013. Management plans to strengthen marketing efforts and innovation to fend off competitive pressures both in the large customers segment and in the retail segment considering an ongoing demand downturn and oversupplies, particularly in Italy;
-	Refining throughputs on Eni’s account: volumes are expected to be slightly lower than those processed in 2013, due to capacity reductions only partially offset by higher output at the new EST technology conversion plant at the Sannazzaro Refinery;
-	Retail sales of refined products in Italy and the Rest of Europe: retail sales are expected to be slightly lower than in 2013 due to an ongoing demand downturn in Italy and the expected impact of network reorganization in Italy and in Europe;
-	Engineering & Construction: 2014 will be a transitional year with a recovery in profitability, the dimension of which relies upon the effective execution of operational and commercial activities at low-margin contracts still present in the current portfolio, in addition to the speed at which bids underway will be awarded.

In 2014, management expects a capital budget in line with 2013 (euro 12.75 billion in capital expenditure and euro 0.32 billion in financial investments in 2013). Assuming a Brent price of $104 a barrel on average for the full year 2014, the ratio of net borrowings to total equity – leverage – is projected to be almost in line with the level achieved at the end of 2013, due to cash flows from operations and portfolio transactions.

This press release has been prepared on a voluntary basis in accordance with the best practices on the marketplace. It provides data and information on the Company’s business and financial performance for the fourth quarter and the full year 2013 (unaudited). In this press release results and cash flows are presented for the third and fourth quarter of 2013, the fourth quarter of 2012 and the full year 2013 and 2012.
Information on liquidity and capital resources relates to the end of the periods as of December 31 and September 30, 2013, and December 31, 2012. Tables contained in this press release are comparable with those presented in the management’s disclosure section of the Company’s annual report and interim report.
Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002 and do not differ from the accounting standards adopted in the preparation of our statutory consolidated annual report for the year ended December 31, 2012 and the semi-annual consolidated statutory report at and for the six months ended June 30, 2013. Investors are urged to read the accounting standards and policies of such regulatory filings.

Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

Disclaimer
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, buy-back program, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the fourth quarter of the year cannot be extrapolated on an annual basis.
The all sources reserve replacement ratio disclosed elsewhere in this press release is calculated as ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions, discoveries and sales or purchases of minerals in place, to production for the year. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The Reserve Replacement Ratio is a measure used by management to indicate the extent to which production is replaced by proved oil and gas reserves. The Reserve Replacement Ratio is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks.

* * *

Company Contacts
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

* * *

Eni
Società per Azioni Roma, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the fourth quarter and the full year 2013 (unaudited) is also available on the Eni web site eni.com

Quarterly consolidated report Summary results for the fourth quarter and the full year 2013
(euro million)

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	% Ch. IV Q. 13 vs. IV Q. 12	Full Year 2012	Full Year 2013	% Ch.

32,523	29,423	26,323	(19.1)	Net sales from operations - continuing operations	127,220	115,022	(9.6)
1,650	3,303	306	(81.5)	Operating profit - continuing operations	15,071	8,902	(40.9)
560	(5)	385		Exclusion of inventory holding (gains) losses	(17)	716
2,760	141	2,830		Exclusion of special items	4,744	3,002

4,970	3,439	3,521	(29.2)	Adjusted operating profit - continuing operations	19,798	12,620	(36.3)

				Breakdown by Division:
4,867	3,917	3,321	(31.8)	Exploration & Production	18,537	14,646	(21.0)
42	(356)	357	..	Gas & Power	356	(662)	..
(7)	(61)	(95)	..	Refining & Marketing	(321)	(482)	(50.2)
(116)	(111)	(130)	(12.1)	Versalis	(483)	(386)	20.1
320	238	154	(51.9)	Engineering & Construction	1,474	(84)	..
(80)	(52)	(51)	36.3	Other activities	(222)	(210)	5.4
(82)	(92)	(81)	1.2	Corporate and financial companies	(325)	(331)	(1.8)
26	(44)	46		Impact of unrealized intragroup profit elimination and other consolidation adjustments (a)	782	129
4,970	3,439	3,521	(29.2)	Adjusted operating profit - continuing operations excluding Snam contribution	19,010	12,620	(33.6)
(202)	(104)	(215)		Net finance (expense) income (b)	(1,145)	(801)
82	217	127		Net income from investments (b)	915	816
(3,267)	(2,251)	(2,078)		Income taxes (b)	(11,694)	(8,398)
67.4	63.4	60.5		Tax rate (%)	59.8	66.5

1,583	1,301	1,355	(14.4)	Adjusted net profit - continuing operations	7,874	4,237	(46.2)

(1,964)	3,989	(611)	68.9	Net profit attributable to Eni’s shareholders - continuing operations	4,200	5,196	23.7
340	(1)	235		Exclusion of inventory holding (gains) losses	(23)	444
3,142	(2,817)	1,677		Exclusion of special items	2,953	(1,207)

1,518	1,171	1,301	(14.3)	Adjusted net profit attributable to Eni’s shareholders - continuing operations	7,130	4,433	(37.8)
				Adjusted net profit attributable to Eni’s shareholders - discontinued operations	195		..
1,518	1,171	1,301	(14.3)	Adjusted net profit attributable to Eni’s shareholders	7,325	4,433	(39.5)
1,518	1,171	1,301	(14.3)	Adjusted net profit attributable to Eni’s shareholders - continuing operations excluding Snam contribution	6,824	4,433	(35.0)

				Net profit attributable to Eni’s shareholders - continuing operations
(0.54)	1.10	(0.17)	68.5	per share (euro)	1.16	1.43	23.3
(1.40)	2.91	(0.46)	67.1	per ADR ($)	2.98	3.80	27.5
				Adjusted net profit attributable to Eni’s shareholders - continuing operations
0.42	0.32	0.36	(14.3)	per share (euro)	1.97	1.22	(38.1)
1.09	0.85	0.98	(10.1)	per ADR ($)	5.06	3.24	(36.0)
3,622.8	3,622.8	3,622.8		Weighted average number of outstanding shares (c)	3,622.8	3,622.8
2,107	3,036	3,181	51.0	Net cash provided by operating activities - continuing operations	12,356	10,969	(11.2)
				Net cash provided by operating activities - discontinued operations	15		..
2,107	3,036	3,181	51.0	Net cash provided by operating activities	12,371	10,969	(11.3)

3,890	3,053	3,766	(3.2)	Capital expenditure - continuing operations	12,761	12,750	(0.1)

(a) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of the end of the period.
(b) Excluding special items.
(c) Fully diluted (million shares).

Trading environment indicators

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	% Ch. IV Q. 13 vs. IV Q. 12	Full Year 2012	Full Year 2013	% Ch.

110.02	110.37	109.27	(0.7)	Average price of Brent dated crude oil (a)	111.58	108.66	(2.6)
1.297	1.324	1.361	4.9	Average EUR/USD exchange rate (b)	1.285	1.328	3.3
84.83	83.36	80.29	(5.4)	Average price in euro of Brent dated crude oil	86.83	81.82	(5.8)
2.54	2.14	0.48	(81.1)	Average European refining margin (c)	4.83	2.64	(45.3)
2.83	1.69	0.64	(77.4)	Average European refining margin Brent/Ural (c)	4.94	2.60	(47.4)
1.96	1.62	0.35	(82.1)	Average European refining margin in euro	3.76	1.99	(47.1)
10.49	10.11	10.95	4.4	Price of NBP gas (d)	9.48	10.64	12.2
0.2	0.2	0.2		Euribor - three-month euro rate (%)	0.6	0.2	(66.7)
0.3	0.3	0.2	(33.3)	Libor - three-month dollar rate (%)	0.4	0.3	(25.0)

(a) In USD dollars per barrel. Source: Platt’s Oilgram.
(b) Source: ECB.
(c) In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.
(d) In USD per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

Group results

In the fourth quarter of 2013 Eni reported a net loss from continuing operations attributable to its shareholders amounting to euro 611 million. The result was negatively impacted by the recognition of approximately euro 2.3 billion of write-downs of tangible and intangible assets, mostly in the gas marketing and refining businesses driven by a reduced profitability outlook on the back of structural headwinds in demand and in the competitive environment. The Company also decided to write off euro 1.4 billion from its deferred tax assets which were assessed to be no longer recoverable due to the projections of lower earnings before income taxes in Italian activities and the renewal of certain petroleum contracts. These extraordinary charges were partly offset by a gain on fair-value revaluation of Eni’s interest in Artic Russia (euro 1,682 million) based on the sales and purchase agreement signed with Gazprom in November 2013 and closed in January 2014. Underlying results for the quarter were negatively impacted by the appreciation of the euro and extraordinary disruptions in the E&P Division, and lower sales prices and margins in the mid and downstream businesses, the effects of which were partly offset by the benefit of long-term gas supply contract renegotiations and self-help measures. Saipem profitability was lower than in 2012.
The net loss of the fourth quarter of 2013 still represented an improvement of two-thirds compared to the fourth quarter of 2012 (euro 1,964 million).

Net profit attributable to Eni’s shareholders from continuing operations for the full year 2013 was euro 5,196 million, an increase of 23.7% compared to the result of the full year 2012 (up by euro 996 million). Operating profit for 2013 declined by 40.9% reflecting the business trends highlighted in the quarterly review and extraordinary contract losses recorded by Saipem in the first half of the year, the effects of which were partly offset by lower impairment and restructuring charges. The fall in operating results was more than offset by the recognition of extraordinary gains on the divestment of an interest in the Mozambique project (euro 2,994 million net of the related tax effect) and on the fair-value revaluation of Eni’s stake in the Artic Russia joint venture (euro 1,682 million).

In the fourth quarter of 2013 adjusted operating profit was euro 3,521 million, representing a decrease of 29.2% from the fourth quarter of 2012. Adjusted net profit attributable to Eni’s shareholders amounted to euro 1,301 million, a decrease of euro 217 million, or 14.3%, from the corresponding period of the previous year. Adjusted net profit was calculated by excluding an inventory holding loss which amounted to euro 235 million and special charges of euro 1,677 million, resulting in a net positive adjustment of euro 1,912 million.

For the full year 2013 adjusted operating profit was euro 12,620 million, representing a decrease of 36.3% or 33.6% from the 2012, adjusted result which excluded Snam contribution to the continuing operations. Adjusted net profit attributable to Eni’s shareholders amounted to euro 4,433 million, a decrease of euro 2,697 million from the previous year, down by 37.8% or 35% excluding Snam contribution to 2012 results to the continuing operations. Adjusted net profit was calculated by excluding an inventory holding loss which amounted to euro 444 million and special gains of euro 1,207 million, resulting in a net negative adjustment of euro 763 million.

Special charges of euro 2,830 million and euro 3,002 million were excluded from the adjusted operating profit respectively in the fourth quarter and the full year 2013. Both amounts are stated net of exchange rate differences and exchange rate derivative instruments reclassified in operating profit (a gain of euro 40 million in the fourth quarter and of euro 195 million in the full year) as they mainly related to derivative transactions entered into to manage exposure to the exchange rate risk implicit in commodity pricing formulas. The break-down of those amounts is as follows: (i) impairment losses of euro 2,285 million in the quarter (euro 2,400 million in the year) were recorded to write down the book values of property, plant and equipment, goodwill and other intangible assets to their lower values-in-use in the gas marketing, electricity generation and refining businesses. In performing the impairment review, management assumed a reduced profitability outlook in those businesses driven by structural headwinds in demand, excess capacity and oversupplies, rising competitive pressures and other cost disadvantages. Minor impairment losses were incurred at a number of oil & gas properties in the Exploration & Production Division reflecting downward reserve revisions, almost completely offset by the reversal of assets impaired in previous years following positive revisions of reserves, as well as marginal lines of business in the Chemical segment due to lack of profitability perspectives; (ii) the effects of fair-value evaluation of certain commodity derivatives contracts lacking the formal requisites to be accounted as hedges under IFRS (charges of euro 88 million and euro 315 million respectively in the quarter and the full year); (iii) provisions for redundancy incentives (euro 241 million in the quarter; euro 270 million in the year); (iv) environmental provisions (charges of euro 145 million and euro 205 million, respectively in the quarter and the full year) and other risk provisions (charges of euro 334 million in the full year). Those losses were partly offset by gain on the divestment of marginal properties in the E&P Division (euro 241 million and euro 327 million, respectively in the quarter and the full year).
Special items excluded from the net adjusted profit related to the gains on the divestment of an interest in the Mozambique project (euro 2,994 million net of the related tax effect) and on the fair-value revaluation of Eni’s stake in the joint venture Artic Russia (euro 1,682 million). Other gains were related to the divestment of an interest of 8.19% in the share capital of Galp amounting to euro 98 million, of which euro 66 million related to the reversal of the evaluation reserve, and on the divestment of an interest of 11.69% of the share capital of Snam amounting to euro 75 million, of which euro 8 million related to the reversal of the evaluation reserve.
These positives were partly offset by a write-off of deferred tax assets which were assessed to be no more recoverable due to the projections of lower earnings before income taxes at Italian activities (euro 954 million) and the renewal of certain petroleum contracts (euro 490 million).

Results by Division

The decrease in the Group’s adjusted net profit reported in 2013 reflected the lower performance incurred by all the Divisions.

Exploration & Production
In the fourth quarter of 2013, the Exploration & Production Division reported a 31.8% decrease in adjusted operating profit to euro 3,321 million driven by lower production sold impacted by geopolitical issues, lower oil and gas realizations in dollar terms (down 0.4% and down 2.9%, respectively) and the appreciation of the euro vs. the dollar (down euro 230 million). Adjusted net profit of euro 1,189 million in the fourth quarter of 2013 decreased by 33.7% reflecting lower operating performance.
In 2013, the Division reported an adjusted operating profit of euro 14,646 million, down by 21% from 2012, reflecting the same drivers described in the quarterly review. Adjusted net profit decreased by 19.8% to euro 5,954 million.

Gas & Power
In the fourth quarter of 2013, the Gas & Power Division reported an adjusted operating profit of euro 357 million, an improvement of euro 315 million from the fourth quarter of 2012. This was due to the positive renegotiation of certain long-term supply contracts, some of which were retroactive to the previous reporting period. These positives were partly offset by continued deterioration in selling prices to large customers in Italy against the backdrop of weak gas demand and increasing competitive pressure and oversupply, as well as plunging margins on the production and sale of electricity. Adjusted net profit reported in the fourth quarter of 2013 amounted to euro 241 million, increasing by euro 327 million from the fourth quarter of 2012.
In 2013, the Gas & Power Division reported sharply lower results down to a loss of euro 662 million, compared to operating profit of euro 356 million in 2012 (down euro 1,018 million) reflecting the drivers described above. On yearly basis the Gas & Power Division reported an adjusted net loss of euro 246 million, a decrease of euro 719 million from 2012, also reflecting lower results from equity accounted entities.

Refining & Marketing
In the fourth quarter of 2013, the Refining & Marketing Division reported an adjusted operating loss of euro 95 million (up euro 88 million), higher than the fourth quarter of 2012 when a loss of euro 7 million was recorded. This decrease reflected plunging refining margins driven by weak demand for refined products and overcapacity, the effects of which were exacerbated by shrinking price differentials between light and heavy crudes due to lower heavy crudes supplies in the Mediterranean area. The negative trading environment was partly counteracted by efficiency and optimization gains. Marketing results declined due to lower sales related to the declining demand for fuels and mounting competitive pressures. Adjusted net loss of euro 3 million decreased by euro 26 million from the fourth quarter of 2012 (euro 23 million).
In 2013, the Refining & Marketing Division reported an adjusted operating loss of euro 482 million increasing by euro 161 million, or 50.2% from 2012 (euro 321 million) due to the drivers described for the quarterly disclosure. Adjusted net loss amounted to euro 232 million, reflecting lower operating performance (down 29.6% from 2012).

Versalis
In the fourth quarter of 2013, Versalis reported an adjusted operating loss of euro 130 million, with a slight decrease of euro 14 million from the fourth quarter of 2012, due to continuing weakness in commodity demand and increasing competition from Asian producers which left product margins and sales volumes at depressed levels. Adjusted net loss decreased by euro 12 million, up 9.4% (from a net loss of euro 128 million in the fourth quarter of 2012 to a loss of euro 116 million in the fourth quarter of 2013).
For the full year, the adjusted operating loss of euro 386 million improved by euro 97 million, or 20.1%, as the benchmark margin on cracking recovered from the particularly depressed level of 2012. Adjusted net loss of euro 338 million improved by 14.4% from previous year.

Engineering & Construction
In the fourth quarter of 2013 the Engineering & Construction segment reported an adjusted operating profit of euro 154 million, down 51.9% from the fourth quarter of 2012 due to a slowdown in activities and to the lower profitability of ongoing contracts. Adjusted net profit (euro 85 million) decreased by euro 169 million compared to the same quarter of 2012.
For the full year, the segment registered a steep contraction in profitability with an adjusted operating loss of euro 84 million, compared to the operating profit of euro 1,474 million recorded in 2012. This negative trend was due to marketing and operating difficulties incurred in the first half of 2013 which led management to make a sharply lower revision of margin estimates at certain large contracts for the construction of onshore industrial complexes. The adjusted net loss of 2013 amounting to euro 269 million (down euro 1,380 million from the euro 1,111 million profit reported in 2012) is driven by the above mentioned estimate revisions.
Further information is furnished on page 16.

Summarized Group Balance Sheet[6]
(euro million)

Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2013	Change vs. Dec. 31, 2012	Change vs. Sep. 30, 2013

Fixed assets
Property, plant and equipment	63,466	63,785	62,508	(958)	(1,277)
Inventories - Compulsory stock	2,538	2,557	2,571	33	14
Intangible assets	4,487	4,425	3,877	(610)	(548)
Equity-accounted investments and other investments	9,347	7,476	6,961	(2,386)	(515)
Receivables and securities held for operating purposes	1,457	1,574	1,607	150	33
Net payables related to capital expenditure	(1,142)	(1,152)	(1,212)	(70)	(60)

	80,153	78,665	76,312	(3,841)	(2,353)
Net working capital
Inventories	8,496	8,690	7,883	(613)	(807)
Trade receivables	19,966	18,615	21,221	1,255	2,606
Trade payables	(14,993)	(13,720)	(15,533)	(540)	(1,813)
Tax payables and provisions for net deferred tax liabilities	(3,204)	(2,923)	(3,008)	196	(85)
Provisions	(13,603)	(12,858)	(13,167)	436	(309)
Other current assets and liabilities	2,473	2,659	2,026	(447)	(633)

	(865)	463	(578)	287	(1,041)
Provisions for employee post-retirement benefits	(1,374)	(1,398)	(1,245)	129	153
Assets held for sale including related liabilities	155	25	2,154	1,999	2,129

CAPITAL EMPLOYED, NET	78,069	77,755	76,643	(1,426)	(1,112)

Eni shareholders’ equity	59,060	59,683	58,251	(809)	(1,432)
Non-controlling interest	3,498	2,926	2,964	(534)	38
Shareholders’ equity	62,558	62,609	61,215	(1,343)	(1,394)
Net borrowings	15,511	15,146	15,428	(83)	282

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	78,069	77,755	76,643	(1,426)	(1,112)

Leverage	0.25	0.24	0.25		0.01

The appreciation of the euro vs. the US dollar as of December 31, 2013 from December 31, 2012 (the EUR/USD exchange rate was 1.379 as of December 31, 2013, as compared to 1.319 as of December 31, 2012, up by 4.5%) reduced net capital employed, net equity and net borrowings by euro 2,515 million, euro 1,871 million, and euro 644 million, respectively, due to exchange rate translation differences.

Fixed assets amounted to euro 76,312 million, representing a decrease of euro 3,841 million from December 31, 2012. This reflected a reduction of the line-item "Equity accounted investments and other investments" following the disposal of part of the available-for sale interests in Snam and Galp (euro 2,289 million), while depreciation, depletion, amortization and impairment charges amounted to euro 11,702 million. These declines were partly offset by capital expenditure incurred in the year (euro 12,750 million).

Assets held for sale including related liabilities (euro 2,154 million) mainly refer to Eni’s interest in Artic Russia, which was stated at the fair value based on the sales and purchase agreement with Gazprom, for euro 2,131 million. The transaction closed in the first half of January 2014.

Net working capital amounted to a negative euro 578 million, representing an increase of euro 287 million mainly due to (i) the net use of risk provisions (up euro 436 million); (ii) the increase in the balance between trade receivables and payables (up euro 715 million); (iii) reduced tax payables and provisions for net deferred tax liabilities (down euro 196 million) due to the recognition of lower net taxes accrued in the year than payments and the write-off of deferred tax assets. These effects were partly offset by lowering gas and petroleum products inventories (down euro 613 million).

__________________

(6)	The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Shareholders’ equity including non-controlling interest was euro 61,215 million, representing a decrease of euro 1,343 million from December 31, 2012. This was due to comprehensive income for the year (euro 2,952 million) as a result of net profit (euro 5,000 million), which was partly offset by foreign currency translation differences (euro 1,871 million). This addition to equity was almost completely offset by dividend payments to Eni’s shareholders and other changes for euro 4,295 million (dividend payments to Eni’s shareholders of euro 3,949 million, including the 2013 interim dividend, and dividends paid to non-controlling interest of Saipem and other subsidiaries).

Summarized Group Cash Flow Statement[7]
(euro million)

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	Full Year 2012	Full Year 2013	Change

(1,899)	4,119	(557)	Net profit - continuing operations	4,944	5,000	56
			Adjustments to reconcile net profit to cash provided by operating activities:
5,274	2,053	2,911	- depreciation, depletion and amortization and other non-monetary items	11,349	9,578	(1,771)
(136)	(3,336)	(235)	- net gains on disposal of assets	(875)	(3,739)	(2,864)
3,350	2,748	2,506	- dividends, interest, taxes and other changes	11,925	9,180	(2,745)
(1,372)	(363)	795	Changes in working capital related to operations	(3,373)	409	3,782
(3,110)	(2,185)	(2,239)	Dividends received, taxes paid, interest (paid) received	(11,614)	(9,459)	2,155

2,107	3,036	3,181	Net cash provided by operating activities - continuing operations	12,356	10,969	(1,387)
			Net cash provided by operating activities - discontinued operations	15		(15)

2,107	3,036	3,181	Net cash provided by operating activities	12,371	10,969	(1,402)
(3,890)	(3,053)	(3,766)	Capital expenditure - continuing operations	(12,761)	(12,750)	11
			Capital expenditure - discontinued operations	(756)		756
(3,890)	(3,053)	(3,766)	Capital expenditure	(13,517)	(12,750)	767
(56)	(40)	(101)	Investments and purchase of consolidated subsidiaries and businesses	(569)	(317)	252
4,338	3,545	350	Disposals	6,014	6,360	346
458	(199)	(90)	Other cash flow related to capital expenditure, investments and disposals	(136)	(253)	(117)

2,957	3,289	(426)	Free cash flow	4,163	4,009	(154)
(46)	(4,556)	(381)	Borrowings (repayment) of debt related to financing activities	(83)	(3,983)	(3,900)
(903)	1,481	86	Changes in short and long-term financial debt	5,947	1,778	(4,169)
(102)	(2,039)		Dividends paid and changes in non-controlling interest and reserves	(3,746)	(4,231)	(485)
(8)	(9)	(7)	Effect of changes in consolidation and exchange differences	(16)	(50)	(34)

1,898	(1,834)	(728)	NET CASH FLOW	6,265	(2,477)	(8,742)

Change in net borrowings
(euro million)

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	Full Year 2012	Full Year 2013	Change

2,957	3,289	(426)	Free cash flow	4,163	4,009	(154)
		(15)	Net borrowings of acquired companies	(2)	(21)	(19)
12,449	(16)		Net borrowings of divested companies	12,446	(16)	(12,462)
(11,198)	112	159	Exchange differences on net borrowings and other changes	(340)	342	682
(102)	(2,039)		Dividends paid and changes in non-controlling interest and reserves	(3,746)	(4,231)	(485)
4,106	1,346	(282)	CHANGE IN NET BORROWINGS	12,521	83	(12,438)

Net cash provided by operating activities (euro 10,969 million) and proceeds from disposals of euro 6,360 million funded cash outflows relating to capital expenditure totaling euro 12,750 million and investments (euro 317 million) and dividend payments and other changes amounting to euro 4,231 million (of which euro 1,993 million relating to 2013 interim dividend) also repaying down the Group net debt by euro 83 million from December 31, 2012. Net cash provided by operating activities was positively influenced by higher receivables due beyond the end of the reporting period, being transferred to financing institutions compared to the amount transferred at the end of the previous reporting period (up by euro 552 million; from euro 2,203 million as of December 31, 2012 to euro 2,755 million as of December 31, 2013). Cash from disposals largely related to the sale of the 28.57% stake in Eni East Africa, currently retaining an interest of 70% in the Area 4 mineral property in Mozambique to China National Petroleum Corporation (euro 3,386 million), the divestment of the 11.69% interest in the share capital of Snam (euro 1,459 million), the 8.19% interest in the share capital of Galp (euro 830 million) and marginal assets in the Exploration & Production Division.

__________________

(7)	Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Other information

Eni SpA parent company preliminary accounts for 2013
Eni’s Board of Directors also reviewed Eni SpA’s preliminary results for 2013 prepared in accordance with IFRSs. Net profit for the full year was euro 4,410 million (euro 9,078 million in 2012). The decrease of euro 4,668 million was mainly due to the fact that the 2012 results reflected higher gains on the disposal of assets as well as to a lowered operating performance reported in 2013 by the Gas & Power and Refining & Marketing Divisions.

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries.
Certain provisions have been enacted to regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of December 31, 2013, ten of Eni’s subsidiaries: Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc and Eni Canada Holding Ltd – fall within the scope of the new continuing listing standards. Eni has already adopted adequate procedures to ensure full compliance with the new regulations.

Proceedings with the Italian Authority for securities and exchange (Consob)
Eni’s subsidiary Saipem has restated its 2012 financial statement in accordance with International Accounting Standard No. 8 paragraph 42 "Errors" following Consob’s issues relating to certain accounting matters. The effects of this restatement have not been reflected in Eni’s consolidated financial statements due to the immateriality of the restated amounts compared to Eni’s consolidated results. The restatement made by Saipem relates to the recognition of certain charges amounting to euro 245 million, which lacked any tax benefit, in the financial statements of 2012 instead of being recognized in 2013 as it was originally made by Saipem. Full disclosure of this issue will be provided in Eni’s regulatory filings with Italian and US market authorities due by mid of April 2014.

Financial and operating information by Division for the fourth quarter and the full year 2013 is provided in the following pages.

Exploration & Production

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	% Ch. IV Q. 13 vs. IV Q. 12	Full Year 2012	Full Year 2013	% Ch.

RESULTS	(euro million)
9,249	8,066	7,590	(17.9)	Net sales from operations		35,881	31,274	(12.8)
4,552	3,935	3,544	(22.1)	Operating profit		18,470	14,915	(19.2)
315	(18)	(223)		Exclusion of special items:		67	(269)
458	2	(22)		- asset impairments		550	19
(129)	(21)	(241)		- gains on disposal of assets		(542)	(327)
7		7		- risk provisions		7	7
(2)		42		- provision for redundancy incentives		6	52
(1)	(1)	(1)		- commodity derivatives		1	(2)
4	9	(2)		- exchange rate differences and derivatives		(9)	(2)
(22)	(7)	(6)		- other		54	(16)
4,867	3,917	3,321	(31.8)	Adjusted operating profit		18,537	14,646	(21.0)
(63)	(68)	(71)		Net financial income (expense) (a)		(264)	(264)
(40)	32	52		Net income (expense) from investments (a)		436	367
(2,971)	(2,227)	(2,113)		Income taxes (a)		(11,283)	(8,795)
62.4	57.4	64.0		Tax rate (%)		60.3	59.6
1,793	1,654	1,189	(33.7)	Adjusted net profit		7,426	5,954	(19.8)

				Results also include:
2,495	1,933	2,046	(18.0)	- amortization and depreciation		8,535	7,830	(8.3)
				of which:
459	425	420	(8.5)	exploration expenditure		1,835	1,736	(5.4)
336	332	300	(10.7)	- amortization of exploratory drilling expenditures and other		1,457	1,362	(6.5)
123	93	120	(2.4)	- amortization of geological and geophysical exploration expenses		378	374	(1.1)
3,142	2,537	3,045	(3.1)	Capital expenditure		10,307	10,475	1.6
				of which:
403	358	367	(8.9)	- exploratory expenditure (b)		1,850	1,669	(9.8)

				Production (c) (d)
912	851	816	(10.5)	Liquids (e)	(kbbl/d)	882	833	(5.6)
4,584	4,402	4,177	(9.2)	Natural gas	(mmcf/d)	4,501	4,320	(3.9)
1,747	1,653	1,577	(9.7)	Total hydrocarbons	(kboe/d)	1,701	1,619	(4.8)

				Average realizations
101.38	101.39	101.00	(0.4)	Liquids (e)	($/bbl)	102.58	99.44	(3.1)
7.48	7.24	7.26	(2.9)	Natural gas	($/mcf)	7.12	7.26	1.9
74.04	71.90	74.73	0.9	Total hydrocarbons	($/boe)	73.39	71.87	(2.1)

				Average oil market prices
110.02	110.37	109.27	(0.7)	Brent dated	($/bbl)	111.58	108.66	(2.6)
84.83	83.36	80.29	(5.4)	Brent dated	(euro/bbl)	86.83	81.82	(5.8)
88.09	105.80	97.38	10.5	West Texas Intermediate	($/bbl)	94.16	97.90	4.0
3.40	3.56	3.84	12.9	Gas Henry Hub	($/mmbtu)	2.75	3.72	35.3

(a) Excluding special items.
(b) Includes exploration licenses, acquisition costs and exploration bonuses.
(c) Supplementary operating data is provided on page 42.
(d) Includes Eni’s share of production of equity-accounted entities.
(e) Includes condensates.

Results

In the fourth quarter of 2013, the Exploration & Production Division reported an adjusted operating profit of euro 3,321 million, representing a decrease of euro 1,546 million or 31.8% from the fourth quarter of 2012. This was driven by lower production sold, impacted by extraordinary disruptions in Libya and Nigeria, and by the appreciation of the euro against the dollar (up 4.9%), which impacted the results reported by subsidiaries whose functional currency is the US dollar.

Adjusted net profit amounted to euro 1,189 million, decreasing by euro 604 million, or 33.7% from the fourth quarter of 2012. This was due to lower operating performance and an increase in the tax rate by approximately two percentage point. These effects were partly offset by increased income from investments.

In 2013, the Exploration & Production Division reported an adjusted operating profit of euro 14,646 million, representing a decrease of euro 3,891 million, down by 21% from 2012, driven by lower production sold, the appreciation of the euro against the dollar (up 3.3%) and lower hydrocarbon realizations in dollar terms (down 2.1% on average).

Adjusted net profit amounted to euro 5,954 million, decreasing by euro 1,472 million, or 19.8% from 2012, due to lower operating performance and lower income from investments.

Special items in operating profit (special gains of euro 223 million and euro 269 million, in the fourth quarter and in 2013, respectively) mainly related to gains on disposal of marginal assets (euro 241 million and euro 327 million in the two reporting periods, respectively) and provision for redundancy incentives (euro 42 million in the quarter and euro 52 million in the full year). Minor impairment losses were incurred at a number of oil & gas properties reflecting downward reserve revisions, almost completely offset by the reversal of impairment charges made in previous reporting periods due positive revisions of reserves (net reversal of euro 22 million in quarter; a net charge of euro 19 million for the full year).

Operating review

In the fourth quarter of 2013, Eni’s liquids and gas production was 1.577 million boe/d (1.619 million boe/d in 2013), representing a decline of 9.7% from the fourth quarter of 2012 (down by 4.8% from the full year 2012). Performance was affected by force majeure events in Libya and Nigeria, which considerably impacted the production level and by the disposals made in 2012 (as compared to the full year results), while it was partially helped by the performance of the Elgin-Franklin field in the UK, which was off line in 2012 due to an accident. The contribution of the new fields’ start-ups and continuing production ramp-ups mainly in Algeria and Egypt partly offset the effects of planned facility downtimes and technical problems, in the North Sea and in the Gulf of Mexico respectively, as well as mature field declines.
The share of oil and natural gas produced outside Italy was 88% in the quarter (89% in the full year 2013).

Liquids production (816 kbbl/d) decreased by 96 kbbl/d, or 10.5%. This was driven by lower production in Libya and Nigeria, planned downtimes and mature field declines. These negatives were partly offset by new field start-ups and production ramp-ups mainly in Egypt and Algeria.
Natural gas production (4,177 mmcf/d) reported a decline of 407 mmcf/d from the fourth quarter of 2012 (down 9.2%). The contribution of new field start-ups and ramp-ups mainly in Algeria and the UK was more than offset by lower production in Libya, downtimes caused by technical problems in the Gulf of Mexico and mature field declines.

In 2013, liquids production (833 kbbl/d) decreased by 49 kbbl/d, or 5.6%. This was driven by lower production in Libya and Nigeria, planned and extraordinary downtimes and mature field declines. These negatives were partly offset by start-ups and ramp-ups mainly in Algeria and the UK as well as higher production in Iraq.
Natural gas production (4,320 mmcf/d) registered a decline of 181 mmcf/d from 2012 (down by 3.9%). Lower production in Nigeria, planned and extraordinary downtimes as well as mature field declines were partly offset by additions coming from start-ups and ramp-ups, particularly in Algeria and the UK.

Estimated net proved reserves (preliminary date)

Full Year 2012	Full Year 2013	% Ch.

Estimated net proved reserves (a)
Liquids	(mmbl)	3,350	3,227	(3.7)
Natural Gas	(bcf)	20,957	18,168	(13.3)
Hydrocarbons	(mmboe)	7,166	6,535	(8.8)
of which:
- Italy		524	499	(4.8)
- Outside Italy		6,642	6,036	(9.1)
Estimated net proved developed reserves
Liquids	(mmbl)	1,806	1,866	3.3
Natural Gas	(bcf)	9,389	8,576	(8.6)
Hydrocarbons	(mmboe)	3,516	3,427	(2.5)

(a) Includes Eni’s share of proved reserves of equity-accounted entities.

Movements in Eni’s 2013 estimated proved reserves were as follows:

(mmboe)

Estimated net proved reserves at December 31, 2012		7,166

Extensions, discoveries and other additions, revisions of previous estimates, improved recovery and other factors		621
of which:
Price effect		14
Production of the year		(591)

Organic reserve replacement ratio	(%)	105

Portfolio		(661)

Estimated net proved reserves at December 31, 2013		6,535

In 2013, net additions to proved reserves pertaining to discoveries, extensions, improved recovery, revisions of previous estimates were 621 mmboe. These increases compared to production of the year yielded an organic reserve replacement ratio of 105%.

Price effects were negligible, leading to an upward revision of 14 mmboe, due to a lowered Brent price used in the reserve estimation process down to $108 per barrel in 2013 compared to $111 per barrel in 2012.
Sales of mineral-in-place mainly related to the divestment of assets in Russia (652 mmboe) and the United Kingdom (13 mmboe).
Acquisitions referred mainly to interests in assets located in Egypt (up 4 mmboe).

The reserves life index was 11.1 years (11.5 years in 2012).

The company will provide additional details relating to its 2013 reserves activity in its regular annual filing with Italian market Authorities and the US SEC.

Gas & Power

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	% Ch. IV Q. 13 vs. IV Q. 12	Full Year 2012	Full Year 2013	% Ch.

RESULTS	(euro million)
8,931	6,058	8,705	(2.5)	Net sales from operations		36,200	32,125	(11.3)
(1,814)	(446)	(1,986)	(9.5)	Operating profit		(3,219)	(2,991)	7.1
350	22	202		Exclusion of inventory holding (gains) losses		163	191
1,506	68	2,141		Exclusion of special items:		3,412	2,138
1		(1)		- environmental charges		(2)	(1)
1,645		1,685		- asset impairments		2,494	1,685
1		1		- gains on disposal of assets		(3)	1
(155)	20	374		- risk provisions		831	292
1		9		- provision for redundancy incentives		5	10
	164	96		- commodity derivatives			314
(118)	(116)	(31)		- exchange rate differences and derivatives		(51)	(186)
131		8		- other		138	23
42	(356)	357	..	Adjusted operating profit		356	(662)	..
(33)	(379)	303	..	Marketing		47	(837)	..
75	23	54	(28.0)	International transport		309	175	(43.4)
5	9	4		Net finance income (expense) (a)		29	24
23	21	(7)		Net income (expense) from investments (a)		261	100
(156)	210	(113)		Income taxes (a)		(173)	292
..	..	31.9		Tax rate (%)		26.8	..
(86)	(116)	241	..	Adjusted net profit		473	(246)	..
97	64	83	(14.4)	Capital expenditure		225	232	3.1

				Natural gas sales (b)	(bcm)
10.15	6.13	10.70	5.4	Italy		34.78	35.86	3.1
14.93	12.22	14.86	(0.5)	International sales		60.54	57.31	(5.3)
12.85	9.45	12.70	(1.2)	- Rest of Europe		51.02	47.35	(7.2)
1.36	2.19	1.47	8.1	- Extra European markets		6.79	7.35	8.2
0.72	0.58	0.69	(4.2)	- E&P sales in Europe and in the Gulf of Mexico		2.73	2.61	(4.4)
25.08	18.35	25.56	1.9	WORLDWIDE GAS SALES		95.32	93.17	(2.3)
				of which:
22.56	16.22	23.03	2.1	- Sales of consolidated subsidiaries		84.30	83.60	(0.8)
1.80	1.55	1.84	2.2	- Eni’s share of sales of natural gas of affiliates		8.29	6.96	(16.0)
0.72	0.58	0.69	(4.2)	- E&P sales in Europe and in the Gulf of Mexico		2.73	2.61	(4.4)
10.13	8.45	8.75	(13.6)	Electricity sales	(TWh)	42.58	35.05	(17.7)

(a) Excluding special items.
(b) Supplementary operating data is provided on page 43.

Results

In the fourth quarter of 2013, the Gas & Power Division reported an adjusted operating profit of euro 357 million, up by euro 315 million compared to the fourth quarter of 2012, despite increasing competition. The operating performance was boosted by the benefits associated with the renegotiation of long-term supply contracts, some of which with retroactive effects. The International transport activity reduced its operating profit (down by euro 21 million or 28%).
The Gas & Power Division reported an adjusted net profit amounting to euro 241 million in the quarter (up by euro 327 million from the fourth quarter of 2012).

In 2013, the Gas & Power Division reported sharply lower adjusted operating losses of euro 662 million, compared to operating profit of euro 356 million registered in 2012.
The Marketing business reported a loss of euro 837 million, compared to a break-even result achieved in the previous year (adjusted operating profit of euro 47 million). This negative trend reflected increasing competition, an ongoing demand downturn and oversupply, the effects of which were exacerbated by minimum off-take obligations provided by long-term supply contracts. Based on these trends, Eni’s gas business in Italy was impacted by the plummeting prices of short term selling contracts to large Italian clients because those prices are benchmarked to Italian spot prices which have been aligning to continental hubs. The fall in spot prices has been transferred to long-term selling contracts to certain Italian customers. Furthermore, Eni’s results were impacted by sharply lower margins in the production and sale of gas-fired electricity due to oversupply and increasing competition from more competitive sources such as coal-fired electricity and renewables.
The International transport activity also registered a decline in operating performance (down by 43.4%).

The Gas & Power Division reported an adjusted net loss of euro 246 million, representing a decrease of euro 719 million compared to 2012, also due to reduced results from equity-accounted entities.

The special charges excluded from adjusted operating profit amounted to euro 2,141 million in the fourth quarter of 2013 (euro 2,138 million in the full year 2013). These special charges relate to: (i) impairment losses of euro 1,685 million recorded mainly in the activity of electricity generation (euro 919 million) due to the projections of reduced cash flows, impacted by lower electricity demand and the pressures on margins determined by renewable energy and coal competition, as well as impairment losses recorded to write down the book values of goodwill and other intangible assets to their lower value-in-use mainly in the gas marketing business reflecting structural headwinds; (ii) risk provisions of euro 374 million in the fourth quarter and of euro 292 million in 2013; (iii) expenses for fair-valued commodity derivatives of euro 96 million in the quarter (euro 314 million in the full year) lacking formal prerequisites to be accounted as hedges.

Operating review

In the fourth quarter of 2013, Eni’s natural gas sales were 25.56 bcm (including Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico), representing a slight increase compared to the fourth quarter of 2012 (up by 0.48 bcm, or 1.9%). Italian sales increased by 5.4% to 10.70 bcm driven by higher spot sales. This positive was partly offset by lower sales to the industrial and the residential sectors against the backdrop of an ongoing demand downturn, competitive pressure and oversupplies.
Sales in Europe reported a slight decrease compared to the fourth quarter of 2012 (down by 1.4%) driven by lower volumes marketed in Benelux and France due to competitive pressure, while higher spot sales were registered in the UK.

In 2013, Eni’s gas sales of 93.17 bcm were 2.3% lower than in 2012. When excluding the effect of the divestment of Galp, gas sales were broadly in line with the previous year. Eni’s sales in the domestic market increased by 1.08 bcm driven by higher spot sales and by higher sales to importers in Italy (up by 1.94 bcm). This positive trend was more than offset by lower volumes marketed in the main European markets (down by 5.61 bcm, particularly in Benelux, the Iberian Peninsula and the UK) due to declining gas demand and competitive pressure. Higher sales in markets outside Europe (up by 0.56 bcm) were driven by higher LNG sales in the Far East, particularly in Japan and Korea.

Other performance indicators
Follows a breakdown of the pro-forma adjusted EBITDA by business:

(euro million)

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	% Ch. IV Q. 13 vs. IV Q. 12	Full Year 2012	Full Year 2013	% Ch.

238	(210)	518	..	Pro-forma adjusted EBITDA	1,316	8	(99.4
127	(268)	429	..	Marketing	858	(310)	..
111	58	89	(19.8)	International transport	458	318	(30.6)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power Division, taking into account evidence that this Division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the divisional performance of Eni Gas & Power, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	% Ch. IV Q. 13 vs. IV Q. 12	Full Year 2012	Full Year 2013	% Ch.

RESULTS	(euro million)
16,042	15,831	12,063	(24.8)	Net sales from operations		62,656	57,622	(8.0)
(1,077)	(145)	(815)	24.3	Operating profit		(1,296)	(1,517)	(17.1)
293	(5)	31		Exclusion of inventory holding (gains) losses		(29)	221
777	89	689		Exclusion of special items:		1,004	814
26	19	58		- environmental charges		40	93
645	23	569		- asset impairments		846	633
4	(2)	(5)		- gains on disposal of assets		5	(9)
62				- risk provisions		49
(7)	2	85		- provision for redundancy incentives		19	91
	11	(4)		- commodity derivatives			5
5	28	(11)		- exchange rate differences and derivatives		(8)	(2)
42	8	(3)		- other		53	3
(7)	(61)	(95)	..	Adjusted operating profit		(321)	(482)	(50.2)
(4)	(1)	(1)		Net finance income (expense) (a)		(11)	(4)
8	2	18		Net income (expense) from investments (a)		63	70
26	22	75		Income taxes (a)		90	184
..	..	..		Tax rate		..	..
23	(38)	(3)	..	Adjusted net profit		(179)	(232)	(29.6)
360	160	249	(30.8)	Capital expenditure		842	619	(26.5)

				Global indicator refining margin
2.54	2.14	0.48	(81.1)	Brent dated	($/bbl)	4.83	2.64	(45.3)
1.96	1.62	0.35	(82.1)	Brent dated	(euro/bbl)	3.76	1.99	(47.1)
2.83	1.69	0.64	(77.4)	Brent/Ural	($/bbl)	4.94	2.60	(47.4)

				REFINING THROUGHPUTS AND SALES	(mmtonnes)
5.35	4.93	4.47	(16.4)	Refining throughputs of wholly-owned refineries		20.84	18.99	(8.9)
7.62	7.12	6.50	(14.7)	Refining throughputs on own account		30.01	27.38	(8.8)
6.34	5.82	5.29	(16.6)	- Italy		24.89	22.56	(9.4)
1.28	1.30	1.21	(5.5)	- Rest of Europe		5.12	4.82	(5.9)
2.55	2.54	2.33	(8.6)	Retail sales		10.87	9.69	(10.9)
1.80	1.71	1.57	(12.8)	- Italy		7.83	6.64	(15.2)
0.75	0.83	0.76	1.3	- Rest of Europe		3.04	3.05	0.3
3.17	3.36	3.28	3.5	Wholesale sales		12.58	12.60	0.2
2.18	2.26	2.17	(0.5)	- Italy		8.62	8.37	(2.9)
0.99	1.10	1.11	12.1	- Rest of Europe		3.96	4.23	6.8
0.11	0.11	0.11		Wholesale sales outside Europe		0.42	0.43	2.4

(a) Excluding special items.

Results

In the fourth quarter of 2013, the Refining & Marketing Division reported sharply lower adjusted operating losses amounting to euro 95 million (down by euro 88 million from the fourth quarter of 2012).

The performance was affected by plummeting refining margin in the Mediterranean area (the average Brent refining margin decreased to 0.48 $/bbl, down by 81.1% from the fourth quarter of 2012), due to a weaker demand for oil products, excess of capacity and supply of products from Russia and Asia. This was also impacted by the narrowing differentials between the light and heavy crudes negatively impacting the profitability of complex cycles. The trend of this scenario was partly counteracted by efficiency initiatives, in particular those aimed at reducing energy and operating costs and optimizing refinery utilization rates by reducing the throughput of less competitive plants.
Marketing results registered a decline compared to the same quarter of previous year, due to lower consumption in retail sales.

Adjusted net loss was euro 3 million, down by euro 26 million, from the adjusted net profit reported in the fourth quarter of 2012 (euro 23 million) mainly due to a lower operating performance.
In 2013, the Refining & Marketing Division reported an adjusted operating loss amounting to euro 482 million, worsening by euro 161 million compared to the previous year, due to the same drivers described in the quarterly disclosure.
Adjusted net loss was euro 232 million, down by euro 53 million from 2012 adjusted net loss of euro 179 million, mainly due to higher operating losses.

Special charges excluded from adjusted operating loss amounted to euro 689 million in the quarter (euro 814 million in full year 2013). These special charges mainly relate to: (i) impairment losses of refining plants due to the projection of unprofitable refining margins (euro 569 million in the quarter, euro 633 million in the full year 2013); (ii) provisions for redundancy incentives (euro 85 million in the quarter; euro 91 million in the full year 2013); as well as (iii) environmental charges (euro 58 million in the quarter; euro 93 million on an annual basis).

Operating review

Eni’s refining throughputs for the fourth quarter of 2013 were 6.50 mmtonnes (27.38 mmtonnes in 2013), down 14.7% from the fourth quarter of 2012 (down 8.8% from 2012). In Italy, processed volumes decreased due to the planned shutdown of the Venice Refinery following the start of the Green Refinery project and scheduled standstills in order to mitigate the negative impact of the trading environment mainly at the Milazzo, Sannazzaro and Livorno Refineries. In the quarter these negatives were partly offset by higher processed volumes at the Gela and Taranto plants which were temporarily shut down in the corresponding period of 2012. On a yearly basis processed volumes decreased at the Venice Refinery due to the above mentioned reconversion activities and in all the remaining plants due to a downsizing of productive assets.
Outside Italy, Eni’s refining throughputs of 1.21 mmtonnes decreased by 5.5% from the same quarter of 2012 (4.82 mmtonnes; down 5.9% on yearly basis) mainly reflecting the shutdown at the Kralupy Refinery in the Czech Republic for maintenance and lower throughputs in order to mitigate the negative impact of lower refining margins.

Retail sales in Italy were 1.57 mmtonnes in the fourth quarter 2013 (6.64 mmtonnes in 2013) and declined by 0.23 mmtonnes, or 12.8% from the corresponding period last year (down by 1.19 mmtonnes, or 15.2% on yearly basis). This decline was driven by sharply lower consumption of gasoil and gasoline and increased competitive pressure. In the fourth quarter of 2013 Eni’s market share decreased by 3.1 percentage points from the fourth quarter of 2012 (from 29% to 25.9%). The full-year market share decreased by 3.7 percentage points (from 31.2% to 27.5%) from 2012 which benefited from the marketing campaign "riparti con eni".

Wholesale sales in Italy (2.17 mmtonnes in the quarter, 8.37 mmtonnes in the year) were barely unchanged from the fourth quarter of 2012 (down 0.5%; down 2.9% in the year) due to lower sales of bunkering and bitumen reflecting declining demand offset by higher volumes of fuel oil and minor products marketed. Average market share in the fourth quarter of 2013 was 28.2% (28.8% in the fourth quarter of 2012). On a yearly basis, the average market share was 28.8% decreasing by 0.7 percentage points from 2012.

Retail sales in the rest of Europe (0.76 mmtonnes in the quarter; 3.05 mmtonnes in the year) were almost in line with the two reporting periods.

Wholesale sales in the rest of Europe (1.11 mmtonnes in the quarter; 4.23 mmtonnes in the year) increased by 12.1% from the fourth quarter of 2012 (up 6.8% from the full year 2012).

Summarized Group profit and loss account

(euro million)

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	% Ch. IV Q. 13 vs. IV Q. 12	Full Year 2012	Full Year 2013	% Ch.

32,523	29,423	26,323	(19.1)	Net sales from operations	127,220	115,022	(9.6)
567	343	625	10.2	Other income and revenues	1,546	1,338	(13.5)
(26,177)	(24,096)	(21,873)	16.4	Operating expenses	(99,976)	(95,685)	4.3
24	(37)	(24)	..	Other operating income (expense)	(158)	(71)	55.1
(5,287)	(2,330)	(4,745)	10.3	Depreciation, depletion, amortization and impairments	(13,561)	(11,702)	13.7

1,650	3,303	306	(81.5)	Operating profit	15,071	8,902	(40.9)
(293)	(134)	(256)	12.6	Finance income (expense)	(1,347)	(991)	26.4
(51)	3,639	1,802	..	Net income from investments	2,881	6,115	..

1,306	6,808	1,852	41.8	Profit before income taxes	16,605	14,026	(15.5)
(3,205)	(2,689)	(2,409)	24.8	Income taxes	(11,661)	(9,026)	22.6
..	39.5			Tax rate (%)	70.2	64.4

(1,899)	4,119	(557)	70.7	Net profit - continuing operations	4,944	5,000	1.1
3,425			..	Net profit - discontinued operations	3,732		..
1,526	4,119	(557)	..	Net profit	8,676	5,000	(42.4)

1,461	3,989	(611)	..	Net profit attributable to Eni’s shareholders	7,790	5,196	(33.3)
(1,964)	3,989	(611)	68.9	- continuing operations	4,200	5,196	23.7
3,425			..	- discontinued operations	3,590		..

65	130	54	(16.9)	Net profit attributable to non-controlling interest	886	(196)	..
65	130	54	(16.9)	- continuing operations	744	(196)	..
				- discontinued operations	142		..

(1,964)	3,989	(611)	68.9	Net profit attributable to Eni’s shareholders - continuing operations	4,200	5,196	23.7
340	(1)	235		Exclusion of inventory holding (gains) losses	(23)	444
3,142	(2,817)	1,677		Exclusion of special items	2,953	(1,207)
1,518	1,171	1,301	(14.3)	Adjusted net profit attributable to Eni’s shareholders - continuing operations (a)	7,130	4,433	(37.8)

(a) For a detailed explanation of adjusted operating profit and adjusted net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

Non-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit.
The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (38% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.
As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivatives financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production Division.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations.
Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit, adjusted net profit to reported operating profit and reported net profit see tables below.

(euro million)

Full year 2013	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	14,915	(2,991)	(1,517)	(725)	(83)	(398)	(337)	38	8,902
Exclusion of inventory holding (gains) losses		191	221	213				91	716

Exclusion of special items:
environmental charges		(1)	93	61			52		205
asset impairments	19	1,685	633	44			19		2,400
gains on disposal of assets	(327)	1	(9)		107		(3)		(231)
risk provisions	7	292		4			31		334
provision for redundancy incentives	52	10	91	23	2	72	20		270
commodity derivatives	(2)	314	5	(1)	(1)				315
exchange rate differences and derivatives	(2)	(186)	(2)	(5)					(195)
other	(16)	23	3		(109)	(5)	8		(96)

Special items of operating profit	(269)	2,138	814	126	(1)	67	127		3,002

Adjusted operating profit	14,646	(662)	(482)	(386)	(84)	(331)	(210)	129	12,620
Net finance (expense) income (a)	(264)	24	(4)	(2)	(5)	(554)	4		(801)
Net income (expense) from investments (a)	367	100	70		(12)	290	1		816
Income taxes (a)	(8,795)	292	184	50	(168)	123		(84)	(8,398)

Tax rate (%)	59.6	..	..		..				66.5
Adjusted net profit	5,954	(246)	(232)	(338)	(269)	(472)	(205)	45	4,237

of which:
- Adjusted net profit of non-controlling interest									(196)
- Adjusted net profit attributable to Eni’s shareholders									4,433

Reported net profit attributable to Eni’s shareholders									5,196

Exclusion of inventory holding (gains) losses									444
Exclusion of special items									(1,207)

Adjusted net profit attributable to Eni’s shareholders									4,433

(a) Excluding special items.

(euro million)

Full year 2012
	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power (a)	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Reported operating profit	18,470	(3,219)	(1,296)	(681)	1,442	(341)	1,679	(300)	208	15,962	(1,679)	788	(891)	15,071
Exclusion of inventory holding (gains) losses		163	(29)	63					(214)	(17)				(17)

Exclusion of special items:
environmental charges		(2)	40				71	25		134	(71)		(71)	63
asset impairments	550	2,494	846	112	25			2		4,029				4,029
gains on disposal of assets	(542)	(3)	5	1	3		(22)	(12)		(570)	22		22	(548)
risk provisions	7	831	49	18		5		35		945				945
provision for redundancy incentives	6	5	19	14	7	11	2	2		66	(2)		(2)	64
commodity derivatives	1			1	(3)					(1)				(1)
exchange rate differences and derivatives	(9)	(51)	(8)	(11)						(79)				(79)
other	54	138	53					26		271				271

Special items of operating profit	67	3,412	1,004	135	32	16	51	78		4,795	(51)		(51)	4,744

Adjusted operating profit	18,537	356	(321)	(483)	1,474	(325)	1,730	(222)	(6)	20,740	(1,730)	788	(942)	19,798
Net finance (expense) income (b)	(264)	29	(11)	(3)	(7)	(865)	(54)	(24)		(1,199)	54		54	(1,145)
Net income (expense) from investments (a)	436	261	63	2	55	99	38	(1)		953	(38)		(38)	915
Income taxes (b)	(11,283)	(173)	90	89	(411)	115	(712)		2	(12,283)	712	(123)	589	(11,694)

Tax rate (%)	60.3	26.8	..		27.0		41.5			59.9				59.8
Adjusted net profit	7,426	473	(179)	(395)	1,111	(976)	1,002	(247)	(4)	8,211	(1,002)	665	(337)	7,874

of which:
- Adjusted net profit of non-controlling interest										886			(142)	744
- Adjusted net profit attributable to Eni’s shareholders										7,325			(195)	7,130

Reported net profit attributable to Eni’s shareholders										7,790			(3,590)	4,200

Exclusion of inventory holding (gains) losses										(23)				(23)
Exclusion of special items										(442)			3,395	2,953

Adjusted net profit attributable to Eni’s shareholders										7,325			(195)	7,130

(a) Following the divestment of regulated businesses in Italy, Snam results were reclassified from "Gas & Power" sector to "Other activities" and accounted as discontinued operations.
(b) Excluding special items.

(euro million)

Fourth quarter 2013	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	3,544	(1,986)	(815)	(332)	165	(152)	(93)	(25)	306
Exclusion of inventory holding (gains) losses		202	31	81				71	385

Exclusion of special items:
environmental charges		(1)	58	58			30		145
asset impairments	(22)	1,685	569	38			15		2,285
gains on disposal of assets	(241)	1	(5)		(4)		(1)		(250)
risk provisions	7	374					1		382
provision for redundancy incentives	42	9	85	22	(5)	69	19		241
commodity derivatives	(1)	96	(4)	(1)	(2)				88
exchange rate differences and derivatives	(2)	(31)	(11)	4					(40)
other	(6)	8	(3)			2	(22)		(21)

Special items of operating profit	(223)	2,141	689	121	(11)	71	42		2,830

Adjusted operating profit	3,321	357	(95)	(130)	154	(81)	(51)	46	3,521
Net finance (expense) income (a)	(71)	4	(1)	(1)	(1)	(155)	10		(215)
Net income (expense) from investments (a)	52	(7)	18	1	(6)	67	2		127
Income taxes (a)	(2,113)	(113)	75	14	(62)	185		(64)	(2,078)

Tax rate (%)	64.0	31.9	..		42.2				60.5
Adjusted net profit	1,189	241	(3)	(116)	85	16	(39)	(18)	1,355

of which:
- Adjusted net profit of non-controlling interest									54
- Adjusted net profit attributable to Eni’s shareholders									1,301

Reported net profit attributable to Eni’s shareholders									(611)

Exclusion of inventory holding (gains) losses									235
Exclusion of special items									1,677

Adjusted net profit attributable to Eni’s shareholders									1,301

(a) Excluding special items.

(euro million)

Fourth quarter 2012
	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power (a)	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Reported operating profit	4,552	(1,814)	(1,077)	(322)	309	(88)	(108)	198	1,650		1,650
Exclusion of inventory holding (gains) losses		350	293	89				(172)	560		560

Exclusion of special items:
environmental charges		1	26	(1)			(9)		17		17
asset impairments	458	1,645	645	104	4				2,856		2,856
gains on disposal of assets	(129)	1	4	1	3				(120)		(120)
risk provisions	7	(155)	62	18		2	31		(35)		(35)
provision for redundancy incentives	(2)	1	(7)		5	2	1
commodity derivatives	(1)			1	(1)				(1)		(1)
exchange rate differences and derivatives	4	(118)	5	(6)					(115)		(115)
other	(22)	131	42			2	5		158		158

Special items of operating profit	315	1,506	777	117	11	6	28		2,760		2,760

Adjusted operating profit	4,867	42	(7)	(116)	320	(82)	(80)	26	4,970		4,970
Net finance (expense) income (b)	(63)	5	(4)	(1)	(3)	(134)	(2)		(202)		(202)
Net income (expense)from investments (a)	(40)	23	8	1	21	70	(1)		82		82
Income taxes (b)	(2,971)	(156)	26	(12)	(84)	(61)		(9)	(3,267)		(3,267)

Tax rate (%)	62.4	..	..		24.9				67.4		67.4
Adjusted net profit	1,793	(86)	23	(128)	254	(207)	(83)	17	1,583		1,583

of which:
- Adjusted net profit of non-controlling interest									65		65

- Adjusted net profit attributable to Eni’s shareholders									1,518		1,518
Reported net profit attributable to Eni’s shareholders									1,461	(3,425)	(1,964)

Exclusion of inventory holding (gains) losses									340		340
Exclusion of special items									(283)	3,425	3,142

- Adjusted net profit attributable to Eni’s shareholders									1,518		1,518

(a) Following the divestment of regulated businesses in Italy, Snam results were reclassified from "Gas & Power" sector to "Other activities" and accounted as discontinued operations.
(b) Excluding special items.

(euro million)

Third quarter 2013	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	3,935	(446)	(145)	(115)	230	(92)	(51)	(13)	3,303
Exclusion of inventory holding (gains) losses		22	(5)	9				(31)	(5)

Exclusion of special items:
environmental charges			19	1			(14)		6
asset impairments	2		23				2		27
gains on disposal of assets	(21)		(2)		110		(2)		85
risk provisions		20					7		27
provision for redundancy incentives			2		7	1			10
commodity derivatives	(1)	164	11	(1)					173
exchange rate differences and derivatives	9	(116)	28	(5)					(84)
other	(7)		8		(109)	(1)	6		(103)

Special items of operating profit	(18)	68	89	(5)	8		(1)		141

Adjusted operating profit	3,917	(356)	(61)	(111)	238	(92)	(52)	(44)	3,439
Net finance (expense) income (a)	(68)	9	(1)		(2)	(42)			(104)
Net income (expense) from investments (a)	32	21	2		(17)	180	(1)		217
Income taxes (a)	(2,227)	210	22	25	(54)	(256)		29	(2,251)

Tax rate (%)	57.4	..	..		24.7				63.4
Adjusted net profit	1,654	(116)	(38)	(86)	165	(210)	(53)	(15)	1,301

of which:
- Adjusted net profit of non-controlling interest									130
- Adjusted net profit attributable to Eni’s shareholders									1,171

Reported net profit attributable to Eni’s shareholders									3,989

Exclusion of inventory holding (gains) losses									(1)
Exclusion of special items									(2,817)

Adjusted net profit attributable to Eni’s shareholders									1,171

(a) Excluding special items.

Breakdown of Eni Group’s special items

(euro million)

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	Full Year 2012	Full Year 2013

17	6	145	Environmental charges	134	205
2,856	27	2,285	Asset impairments	4,029	2,400
(120)	85	(250)	Gains on disposal of assets	(570)	(231)
(35)	27	382	Risk provisions	945	334
	10	241	Provisions for redundancy incentives	66	270
(1)	173	88	Commodity derivatives	(1)	315
(115)	(84)	(40)	Exchange rate differences and derivatives	(79)	(195)
158	(103)	(21)	Other	271	(96)

2,760	141	2,830	Special items of operating profit	4,795	3,002

91	30	41	Net finance (income) expense	202	190
			of which:
115	84	40	exchange rate differences and derivatives	79	195
(3,337)	(3,422)	(1,675)	Net income from investments	(5,408)	(5,299)
			of which:
(2,037)	(3,422)	(3)	- gains on disposal of assets	(2,354)	(3,599)
	(3,359)		of which: divestment of the 28.57% of Eni’s interest in Eni East Africa		(3,359)
(23)		(3)	of which: Galp	(311)	(98)
(2,019)			of which: Snam	(2,019)	(75)
(1,451)		(1,682)	- gains on investment revaluation	(3,151)	(1,682)
			of which: Galp	(1,700)
(1,451)			of which: Snam	(1,451)
		(1,682)	of which: Artic Russia		(1,682)
156		11	- impairments of equity investments	156	11
203	434	481	Income taxes	(31)	900
			of which:
803		954	impairment of deferred tax assets of Italian subsidiaries	803	954
	143	347	deferred tax adjustment on PSAs		490
40	(22)	45	re-allocation of tax impact on intercompany dividends and other special items	147	64
(640)	313	(865)	taxes on special items of operating profit	(981)	(608)

(283)	(2,817)	1,677	Total special items of net profit	(442)	(1,207)

Net sales from operations

(euro million)

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	% Ch. IV Q. 13 vs. IV Q. 12	Full Year 2012	Full Year 2013	% Ch.

9,249	8,066	7,590	(17.9)	Exploration & Production	35,881	31,274	(12.8)
8,931	6,058	8,705	(2.5)	Gas & Power	36,200	32,125	(11.3)
16,042	15,831	12,063	(24.8)	Refining & Marketing	62,656	57,622	(8.0)
1,533	1,453	1,343	(12.4)	Versalis	6,418	5,859	(8.7)
3,291	3,459	3,153	(4.2)	Engineering & Construction	12,771	11,611	(9.1)
42	17	15	(64.3)	Other activities	119	80	(32.8)
360	355	418	16.1	Corporate and financial companies	1,369	1,453	6.1
88	(2)	47		Impact of unrealized intragroup profit elimination	(75)	18
(7,013)	(5,814)	(7,011)		Consolidation adjustment	(28,119)	(25,020)
32,523	29,423	26,323	(19.1)		127,220	115,022	(9.6)

Operating expenses

(euro million)

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	% Ch. IV Q. 13 vs. IV Q. 12	Full Year 2012	Full Year 2013	% Ch.

24,985	22,902	20,373	(18.5)	Purchases, services and other	95,363	90,424	(5.2)
128	33	527		of which: other special items	1,154	539
1,192	1,194	1,500	25.8	Payroll and related costs	4,613	5,261	14.0
	10	241		of which: provision for redundancy incentives and other	64	270
26,177	24,096	(21,873)	(16.4)		99,976	95,685	(4.3)

Depreciation, depletion, amortization and impairments

(euro million)

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	% Ch. IV Q. 13 vs. IV Q. 12	Full Year 2012	Full Year 2013	% Ch.

2,040	1,931	2,068	1.4	Exploration & Production	7,988	7,811	(2.2)
96	81	87	(9.4)	Gas & Power	405	329	(18.8)
85	76	82	(3.5)	Refining & Marketing	331	309	(6.6)
25	23	30	20.0	Versalis	90	95	5.6
181	181	184	1.7	Engineering & Construction	683	721	5.6
1		1		Other activities	1	1
15	17	14	(6.7)	Corporate and financial companies	65	61	(6.2)
(6)	(6)	(6)		Impact of unrealized intragroup profit elimination	(25)	(25)
2,437	2,303	2,460	0.9	Total depreciation, depletion and amortization	9,538	9,302	(2.5)

2,850	27	2,285	(19.8)	Impairments	4,023	2,400	(40.3)

5,287	2,330	4,745	(10.3)		13,561	11,702	(13.7)

Net income from investments

(euro million)

2013	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other activities	Group

Share of gains (losses) from equity-accounted investments	129	101	19	(12)	15	252
Dividends	235		49		116	400
Net gains on disposal	3,359	(1)	67		98	3,523
Other income (expense), net	1,685	(10)	23		242	1,940

	5,408	90	158	(12)	471	6,115

Income taxes

(euro million)

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	Full Year 2012	Full Year 2013	Change

			Profit before income taxes
(1,783)	(316)	(2,401)	Italy	(723)	(3,848)	(3,125)
3,089	7,124	4,253	Outside Italy	17,328	17,874	546
1,306	6,808	1,852		16,605	14,026	(2,579)
			Income taxes
837	165	366	Italy	945	376	(569)
2,368	2,524	2,043	Outside Italy	10,716	8,650	(2,066)
3,205	2,689	2,409		11,661	9,026	(2,635)
			Tax rate (%)
..	..	..	Italy	..	..	..
76.7	35.4	48.0	Outside Italy	61.8	48.4	(13.4)
..	39.5	..		70.2	64.4	(5.8)

Adjusted net profit

(euro million)

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	% Ch. IV Q. 13 vs. IV Q. 12	Full Year 2012	Full Year 2013	% Ch.

1,793	1,654	1,189	(33.7)	Exploration & Production	7,426	5,954	(19.8)
(86)	(116)	241	..	Gas & Power	473	(246)	..
23	(38)	(3)	..	Refining & Marketing	(179)	(232)	(29.6)
(128)	(86)	(116)	9.4	Versalis	(395)	(338)	14.4
254	165	85	(66.5)	Engineering & Construction	1,111	(269)	..
(83)	(53)	(39)	53.0	Other activities	(247)	(205)	17.0
(207)	(210)	16	..	Corporate and financial companies	(976)	(472)	51.6
17	(15)	(18)		Impact of unrealized intragroup profit elimination (a)	661	45
1,583	1,301	1,355	(14.4)		7,874	4,237	(46.2)
				Attributable to:
1,518	1,171	1,301	(14.3)	- Eni’s shareholders	7,130	4,433	(37.8)
65	130	54	(16.9)	- Non-controlling interest	744	(196)	..

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from finance debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)

Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2013	Change vs. Dec. 31, 2012	Change vs. Sep. 30, 2013

Total debt	24,463	25,946	25,879	1,416	(67)
Short-term debt	5,184	5,795	4,891	(293)	(904)
Long-term debt	19,279	20,151	20,988	1,709	837
Cash and cash equivalents	(7,765)	(6,016)	(5,288)	2,477	728
Securities held for trading and other securities held for non-operating purposes	(34)	(4,528)	(5,037)	(5,003)	(509)
Financing receivables for non-operating purposes	(1,153)	(256)	(126)	1,027	130

Net borrowings	15,511	15,146	15,428	(83)	282

Shareholders’ equity including non-controlling interest	62,558	62,609	61,215	(1,343)	(1,394)
Leverage	0.25	0.24	0.25		0.01

Bonds maturing in 18-months period starting on December 31, 2013

(euro million)
Issuing entity	Amount at December 31, 2013 (a)

Eni SpA	3,331
Eni Finance International SA	162

3,493

(a) Amounts include interest accrued and discount on issue.

Bonds issued in 2013 (guaranteed by Eni SpA)

Issuing entity	Nominal amount (million)	Currency	Amounts at Dec. 31, 2013 (a) (euro million)	Maturity	Rate	%

Eni SpA	1,250	EUR	1,237	2016	fixed	0.625
Eni SpA	1,200	EUR	1,218	2025	fixed	3.75
Eni SpA	1,000	EUR	1,003	2023	fixed	3.25
Eni SpA	800	EUR	801	2021	fixed	2.625
Eni Finance International SA	75	EUR	74	2043	fixed	3.875

			4,333

(a) Amounts include interest accrued and discount on issue.

Consolidated financial statements
GROUP BALANCE SHEET

(euro million)

	Dec. 31, 2012	Dec. 31, 2013

ASSETS
Current assets
Cash and cash equivalents	7,765	5,288
Other financial activities held for trading		5,004
Other financial assets available for sale	235	235
Trade and other receivables	28,747	29,077
Inventories	8,496	7,883
Current tax assets	771	829
Other current tax assets	1,230	825
Other current assets	1,624	1,632

	48,868	50,773
Non-current assets
Property, plant and equipment	63,466	62,508
Inventory - compulsory stock	2,538	2,571
Intangible assets	4,487	3,877
Equity-accounted investments	4,262	3,883
Other investments	5,085	3,078
Other financial assets	1,229	1,097
Deferred tax assets	5,027	4,666
Other non-current receivables	4,400	3,694

	90,494	85,374
Assets held for sale	516	2,294

TOTAL ASSETS	139,878	138,441
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	2,223	2,742
Current portion of long-term debt	2,961	2,149
Trade and other payables	23,581	23,552
Income taxes payable	1,622	750
Other taxes payable	2,162	2,269
Other current liabilities	1,437	1,763

	33,986	33,225
Non-current liabilities
Long-term debt	19,279	20,988
Provisions for contingencies	13,603	13,167
Provisions for employee benefits	1,374	1,245
Deferred tax liabilities	6,740	6,741
Other non-current liabilities	1,977	1,720

	42,973	43,861
Liabilities directly associated with assets held for sale	361	140

TOTAL LIABILITIES	77,320	77,226
SHAREHOLDERS’ EQUITY
Non-controlling interest	3,498	2,964
Eni shareholders’ equity:
Share capital	4,005	4,005
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	(16)	(154)
Other reserves	49,438	51,398
Treasury shares	(201)	(201)
Interim dividend	(1,956)	(1,993)
Net profit	7,790	5,196

Total Eni shareholders’ equity	59,060	58,251
TOTAL SHAREHOLDERS’ EQUITY	62,558	61,215
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	139,878	138,441

GROUP PROFIT AND LOSS ACCOUNT

(euro million)

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	Full Year 2012	Full Year 2013

			REVENUES
32,523	29,423	26,323	Net sales from operations	127,220	115,022
567	343	625	Other income and revenues	1,546	1,338

33,090	29,766	26,948	Total revenues	128,766	116,360
			OPERATING EXPENSES
24,985	22,902	20,373	Purchases, services and other	95,363	90,424
1,192	1,194	1,500	Payroll and related costs	4,613	5,261
24	(37)	(24)	OTHER OPERATING (EXPENSE) INCOME	(158)	(71)

5,287	2,330	4,745	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	13,561	11,702

1,650	3,303	306	OPERATING PROFIT	15,071	8,902

			FINANCE INCOME (EXPENSE)
1,137	1,237	1,282	Finance income	7,218	5,746
(1,412)	(1,377)	(1,463)	Finance expense	(8,314)	(6,649)
		4	Income (expense) from other financial activities held for trading		4
(18)	6	(79)	Derivative financial instruments	(251)	(92)
(293)	(134)	(256)		(1,347)	(991)

			INCOME (EXPENSE) FROM INVESTMENTS
(156)	33	16	Share of profit (loss) of equity-accounted investments	278	252
105	3,606	1,786	Other gain (loss) from investments	2,603	5,863
	3,359		- of which gain on the divestment of the 28.57 stake in Eni East Africa		3,359
(51)	3,639	1,802		2,881	6,115

1,306	6,808	1,852	PROFIT BEFORE INCOME TAXES	16,605	14,026
(3,205)	(2,689)	(2,409)	Income taxes	(11,661)	(9,026)

(1,899)	4,119	(557)	Net profit - continuing operations	4,944	5,000
3,425			Net profit - discontinued operations	3,732
1,526	4,119	(557)	Net profit	8,676	5,000

			Attributable to:
			Eni’s shareholders
(1,964)	3,989	(611)	- continuing operations	4,200	5,196
3,425			- discontinued operations	3,590
1,461	3,989	(611)		7,790	5,196

			Non-controlling interest
65	130	54	- continuing operations	744	(196)
			- discontinued operations	142
65	130	54		886	(196)

			Net profit per share (euro per share)
0.40	1.10	(0.17)	- basic	2.15	1.43
0.40	1.10	(0.17)	- diluted	2.15	1.43

			Net profit from continuing operations per share (euro per share)
(0.54)	1.10	(0.17)	- basic	1.16	1.43
(0.54)	1.10	(0.17)	- diluted	1.16	1.43

COMPREHENSIVE INCOME

(euro million)

Full Year 2012	Full Year 2013

Net profit	8,676	5,000
Other items of comprehensive income:
Items not reclassifiable to profit and loss account	(96)	22
- remeasurements of defined benefit plans	(150)	65
- share of "Other comprehensive income" on equity-accounted entities related to remeasurements of defined benefit plans	1	(3)
- taxation	53	(40)

Items subsequently reclassifiable to profit and loss account	(624)	(2,070)
- foreign currency translation differences	(718)	(1,871)
- fair value evaluation of Eni’s interest in Galp and Snam	141	(64)
- change in the fair value of cash flow hedging derivatives	(102)	(199)
- change in the fair value of available-for-sale securities	16
- share of "Other comprehensive income" on equity-accounted entities	7	1
- taxation	32	63

	(720)	(2,048)

Total comprehensive income	7,956	2,952
Attributable to:
- Eni’s shareholders	7,096	3,201
- Non-controlling interest	860	(249)

CHANGES IN SHAREHOLDERS’ EQUITY

(euro million)

Shareholders’ equity at December 31, 2012		62,558
Total comprehensive income	2,952
Dividends distributed to Eni’s shareholders	(3,949)
Dividends distributed by consolidated subsidiaries	(251)
Non-controlling interest due to changes in consolidation	(23)
Acquisition of non-controlling interest relating to Tigáz Zrt	(28)
Other changes	(44)

Total changes		(1,343)

Shareholders’ equity at December 31, 2013		61,215

Attributable to:
- Eni’s shareholders		58,251
- Non-controlling interest		2,964

GROUP CASH FLOW STATEMENT

(euro million)

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	Full Year 2012	Full Year 2013

(1,899)	4,119	(557)	Net profit - continuing operations	4,944	5,000
			Adjustments to reconcile net profit to net cash provided by operating activities:
2,437	2,303	2,460	Depreciation, depletion and amortization	9,538	9,302
2,850	27	2,285	Impairments of tangible and intangible assets, net	4,023	2,400
156	(33)	(16)	Share of loss of equity-accounted investments	(278)	(252)
(136)	(3,336)	(235)	Gain on disposal of assets, net	(875)	(3,739)
	(51)	(43)	Dividend income	(431)	(400)
(18)	(53)	(36)	Interest income	(108)	(156)
163	163	176	Interest expense	803	710
3,205	2,689	2,409	Income taxes	11,661	9,026
(156)	(248)	(1,805)	Other changes	(1,945)	(1,878)
			Changes in working capital:
874	(969)	629	- inventories	(1,395)	320
(2,745)	1,726	(2,709)	- trade receivables	(3,184)	(1,365)
1,833	662	1,861	- trade payables	2,029	711
(338)	(191)	546	- provisions for contingencies	338	57
(996)	(1,591)	468	- other assets and liabilities	(1,161)	686
(1,372)	(363)	795	Cash flow from changes in working capital	(3,373)	409
(13)	4	(13)	Net change in the provisions for employee benefits	11	6
328	103	172	Dividends received	988	684
38	5	45	Interest received	91	108
(198)	(134)	(117)	Interest paid	(825)	(944)
(3,278)	(2,159)	(2,339)	Income taxes paid, net of tax receivables received	(11,868)	(9,307)
2,107	3,036	3,181	Net cash provided from operating activities - continuing operations	12,356	10,969
			Net cash provided from operating activities - discontinued operations	15
2,107	3,036	3,181	Net cash provided from operating activities	12,371	10,969
			Investing activities:
(3,385)	(2,660)	(3,323)	- tangible assets	(11,222)	(10,869)
(505)	(393)	(443)	- intangible assets	(2,295)	(1,881)
		3	- consolidated subsidiaries and businesses	(178)	(25)
(56)	(40)	(104)	- investments	(391)	(292)
(15)	(5,622)	592	- securities	(17)	(5,048)
(1,269)	(161)	(304)	- financing receivables	(1,634)	(989)
446	(147)	56	- change in payables and receivables in relation to investments and capitalized depreciation	54	48
(4,784)	(9,023)	(3,523)	Cash flow from investments	(15,683)	(19,056)
			Disposals:
390	22	306	- tangible assets	1,229	514
	3	9	- intangible assets	61	16
3,523	3,401		- consolidated subsidiaries and businesses	3,521	3,401
425	119	35	- investments	1,203	2,429
20	1,105	(1,099)	- securities	52	33
1,190	(10)	260	- financing receivables	1,578	1,565
40	80	24	- change in payables and receivables in relation to disposals	(252)	155
5,588	4,720	(465)	Cash flow from disposals	7,392	8,113
804	(4,303)	(3,988)	Net cash used in investing activities (*)	(8,291)	(10,943)

GROUP CASH FLOW STATEMENT (continued)

(euro million)

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	Full Year 2012	Full Year 2013

(5)	2,260	564	Proceeds from long-term debt	10,484	5,418
(81)	(793)	(623)	Repayments of long-term debt	(3,784)	(4,669)
(817)	14	145	Increase (decrease) in short-term debt	(753)	1,029
(903)	1,481	86		5,947	1,778
	(4)		Net capital contributions by non-controlling interest		(4)
	1		Net acquisition of treasury shares made by consolidated subsidiaries other than the parent company	29	1
(1)	(3)		Disposal (acquisition) of interests in consolidated subsidiaries	604	(28)
	(1,993)		Dividends paid to Eni’s shareholders	(3,840)	(3,949)
(101)	(40)		Dividends paid to non-controlling interests	(539)	(251)
(1,005)	(558)	86	Net cash used in financing activities	2,201	(2,453)
		2	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	(4)	(13)
(8)	(9)	(9)	Effect of exchange rate changes on cash and cash equivalents and other changes	(12)	(37)
1,898	(1,834)	(728)	Net cash flow for the period	6,265	(2,477)
5,867	7,850	6,016	Cash and cash equivalents - beginning of the period	1,500	7,765
7,765	6,016	5,288	Cash and cash equivalents - end of the period	7,765	5,288

(*) Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as a part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:

(euro million)

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	Full Year 2012	Full Year 2013

			Financing investments:
2	(5,620)	591	- securities		(5,029)
(1,074)	(1)	39	- financing receivables	(1,131)	(104)
(1,072)	(5,621)	630		(1,131)	(5,133)
			Disposal of financing investments:
(12)	1,102	(1,099)	- securities	4	25
1,038	(37)	88	- financing receivables	1,044	1,125
1,026	1,065	(1,011)		1,048	1,150
(46)	(4,556)	(381)	Net cash flows from financing activities	(83)	(3,983)

SUPPLEMENTAL INFORMATION

(euro million)

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	Full Year 2012	Full Year 2013

			Effect of investment of companies included in consolidation and businesses
		25	Current assets	108	51
		12	Non-current assets	171	39
		(7)	Net borrowings	46	(12)
		(17)	Current and non-current liabilities	(99)	(36)
		13	Net effect of investments	226	42
			Non-controlling interest
		(8)	Fair value of investments held before the acquisition of control		(8)
			Sale of unconsolidated entities controlled by Eni
		5	Purchase price	226	34
			less:
		(8)	Cash and cash equivalents	(48)	(9)
		(3)	Cash flow on investments	178	25
			Effect of disposal of consolidated subsidiaries and businesses
2,111	61		Current assets	2,112	61
18,739	50		Non-current assets	18,740	50
(12,448)	16		Net borrowings	(12,443)	16
(4,115)	(77)		Current and non-current liabilities	(4,123)	(77)
4,287	50		Net effect of disposals	4,286	50
(943)			Fair value of non-controlling interest retained after disposals	(943)
2,019	3,359		Gains on disposal	2,021	3,359
(1,839)	(8)		Non-controlling interest	(1,840)	(8)
3,524	3,401		Selling price	3,524	3,401
			less:
(1)			Cash and cash equivalents	(3)
3,523	3,401		Cash flow on disposals	3,521	3,401

CAPITAL EXPENDITURE

(euro million)

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	% Ch. IV Q. 13 vs. IV Q. 12	Full Year 2012	Full Year 2013	% Ch.

3,142	2,537	3,045	(3.1)	Exploration & Production	10,307	10,475	1.6
15		109	..	- acquisition of proved and unproved properties	43	109
403	358	367	(8.9)	- exploration	1,850	1,669	(9.8)
2,677	2,149	2,524	(5.7)	- development	8,304	8,580	3.3
47	30	45	(4.3)	- other expenditure	110	117	6.4
97	64	83	(14.4)	Gas & Power	225	232	3.1
92	60	73	(20.7)	- Marketing	212	209	(1.4)
5	4	10	..	- International transport	13	23	76.9
360	160	249	(30.8)	Refining & Marketing	842	619	(26.5)
236	126	155	(34.3)	- Refinery, supply and logistics	622	444	(28.6)
124	34	94	(24.2)	- Marketing	220	175	(20.5)
71	74	129	81.7	Versalis	172	314	82.6
236	190	222	(5.9)	Engineering & Construction	1,011	902	(10.8)
4	4	12	..	Other activities	14	21	50.0
69	20	63	(8.7)	Corporate and financial companies	152	190	25.0
(89)	4	(37)		Impact of unrealized intragroup profit elimination	38	(3)

3,890	3,053	3,766	(3.2)		12,761	12,750	(0.1)

In 2013, capital expenditure amounted to euro 12,750 million (euro 12,761 million 2012) relating mainly to:
-	development activities deployed mainly in Norway, the United States, Angola, Congo, Italy, Nigeria and Kazakhstan and exploratory activities of which 98% was spent outside Italy, primarily in Mozambique, Norway, Congo, Togo, Nigeria, the United States and Angola as well as acquisition of new licenses in the Republic of Cyprus and in Vietnam;
-	upgrading of the fleet used in the Engineering & Construction Division (euro 902 million);
-	refining, supply and logistics in Italy and outside Italy (euro 444 million) with projects designed to improve the conversion rate and flexibility of refineries, in particular at the Sannazzaro Refinery, as well as the upgrade of the refined product retail network in Italy and in the rest of Europe (euro 175 million);
-	initiatives to improve flexibility of the combined cycle power plants (euro 121 million).

EXPLORATION & PRODUCTION CAPITAL EXPENDITURE BY GEOGRAPHIC AREA

(euro million)

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	% Ch. IV Q. 13 vs. IV Q. 12	Full Year 2012	Full Year 2013	% Ch.

244	153	249	2.0	Italy	795	795
639	535	453	(29.1)	Rest of Europe	2,162	2,127	(1.6)
552	221	415	(24.8)	North Africa	1,474	1,024	(30.5)
886	874	1,001	13.0	Sub-Saharan Africa	3,129	3,481	11.2
204	170	171	(16.2)	Kazakhstan	720	665	(7.6)
272	203	271	(0.4)	Rest of Asia	874	1,001	14.5
289	357	406	40.5	America	1,043	1,244	19.3
56	24	79	41.1	Australia and Oceania	110	138	25.5

3,142	2,537	3,045	(3.1)		10,307	10,475	1.6

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	Full Year 2012	Full Year 2013

1,747	1,653	1,577	Production of oil and natural gas (a) (b)	(kboe/d)	1,701	1,619
195	189	192	Italy		189	186
172	141	173	Rest of Europe		178	155
610	569	506	North Africa		586	556
324	377	316	Sub-Saharan Africa		345	332
99	90	102	Kazakhstan		102	100
149	143	143	Rest of Asia		129	144
166	117	116	America		135	116
32	27	29	Australia and Oceania		37	30
154.4	141.8	137.4	Production sold (a)	(mmboe)	598.7	555.3

PRODUCTION OF LIQUIDS BY REGION

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	Full Year 2012	Full Year 2013

912	851	816	Production of liquids (a)	(kbbl/d)	882	833
61	77	77	Italy		63	71
90	72	82	Rest of Europe		95	77
291	253	241	North Africa		271	252
234	266	224	Sub-Saharan Africa		247	242
60	55	60	Kazakhstan		61	61
52	47	48	Rest of Asia		44	49
113	72	76	America		83	71
11	9	8	Australia and Oceania		18	10

PRODUCTION OF NATURAL GAS BY REGION

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	Full Year 2012	Full Year 2013

4,584	4,402	4,177	Production of natural gas (a) (b)	(mmcf/d)	4,501	4,320
733	616	631	Italy		695	630
451	375	497	Rest of Europe		459	430
1,753	1,739	1,453	North Africa		1,733	1,674
495	608	507	Sub-Saharan Africa		539	496
216	191	232	Kazakhstan		222	214
530	524	521	Rest of Asia		468	521
293	246	220	America		284	245
113	103	116	Australia and Oceania		101	110

(a) Includes Eni’s share of production of equity-accounted entities.
(b) Includes volumes of gas consumed in operation (430 and 415 mmcf/d in the fourth quarter 2013 and 2012, respectively, 451 and 383 mmcf/d in 2013 and 2012, respectively and 544 mmcf/d in the third quarter 2013).

Gas & Power

NATURAL GAS SALES BY MARKET

(bcm)

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	% Ch. IV Q. 13 vs. IV Q. 12	Full Year 2012	Full Year 2013	% Ch.

10.15	6.13	10.70	5.4	ITALY	34.78	35.86	3.1
1.75	0.24	1.27	(27.4)	- Wholesalers	4.65	4.58	(1.5)
2.23	2.06	3.98	78.5	- Italian exchange for gas and spot markets	7.52	10.68	42.0
1.89	1.33	1.40	(25.9)	- Industries	6.93	6.07	(12.4)
0.27	0.21	0.34	25.9	- Medium-sized enterprises and services	0.81	1.12	38.3
0.58	0.53	0.56	(3.4)	- Power generation	2.55	2.11	(17.3)
1.92	0.23	1.60	(16.7)	- Residential	5.89	5.37	(8.8)
1.51	1.53	1.55	2.6	- Own consumption	6.43	5.93	(7.8)
14.93	12.22	14.86	(0.5)	INTERNATIONAL SALES	60.54	57.31	(5.3)
12.85	9.45	12.70	(1.2)	Rest of Europe	51.02	47.35	(7.2)
0.87	1.30	0.89	2.3	- Importers in Italy	2.73	4.67	71.1
11.98	8.15	11.81	(1.4)	- European markets	48.29	42.68	(11.6)
1.20	1.22	1.26	5.0	Iberian Peninsula	6.29	4.90	(22.1)
2.19	1.65	2.18	(0.5)	Germany/Austria	7.78	8.31	6.8
2.44	1.71	2.18	(10.7)	Benelux	10.31	8.68	(15.8)
0.63	0.15	0.60	(4.8)	Hungary	2.02	1.84	(8.9)
0.87	0.59	1.06	21.8	UK	4.75	3.51	(26.1)
1.84	1.59	1.89	2.7	Turkey	7.22	6.73	(6.8)
2.44	1.13	2.24	(8.2)	France	8.36	7.73	(7.5)
0.37	0.11	0.40	8.1	Other	1.56	0.98	(37.2)
1.36	2.19	1.47	8.1	Extra European markets	6.79	7.35	8.2
0.72	0.58	0.69	(4.2)	E&P sales in Europe and in the Gulf of Mexico	2.73	2.61	(4.4)
25.08	18.35	25.56	1.9	WORLDWIDE GAS SALES	95.32	93.17	(2.3)

Versalis

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	Full Year 2012	Full Year 2013

			Sales of petrochemical products	(euro million)
763	659	632	Intermediates		3,050	2,709
722	750	659	Polymers		3,188	2,933
48	44	52	Other revenues		180	217

1,533	1,453	1,343			6,418	5,859

			Production	(ktonnes)
896	849	805	Intermediates		3,595	3,462
596	576	562	Polymers		2,495	2,355

1,492	1,425	1,367			6,090	5,817

Engineering & Construction

(euro million)

Fourth Quarter 2012	Third Quarter 2013	Fourth Quarter 2013	Full Year 2012	Full Year 2013

			Orders acquired
1,816	711	911	Offshore Engineering & Construction	7,477	5,777
1,516	220	390	Onshore Engineering & Construction	3,972	2,566
494	107	381	Offshore drilling	1,025	1,401
425	372	410	Onshore drilling	917	909

4,251	1,410	2,092		13,391	10,653

(euro million)
	Dec. 31, 2012	Dec. 31, 2013

Order backlog	19,739	17,514

Eni SpA parent company preliminary accounts for 2013

PROFIT AND LOSS

(euro million)

Full Year 2012	Full Year 2013	% Ch.

Net sales from operations	51,197	48,215	(5.8)
Other income and revenues	267	264	(1.1)
Operating expenses	(51,209)	(49,936)	2.5
Other operating income (expense)	(173)	(168)	2.9
Depreciation, depletion, amortization and impairments	(1,126)	(1,635)	(45.2)

Operating profit (loss)	(1,044)	(3,260)	..
Finance income (expense)	(721)	(466)	35.4
Net income from investments	8,666	8,340	(3.8)
Profit before income taxes	6,901	4,614	(33.1)

Income taxes	(694)	(204)	70.6
Net profit - continuing operations	6,207	4,410	(29.0)

Net profit - discontinued operations	2,871		..
Net profit	9,078	4,410	(51.4)

BALANCE SHEET

(euro million)

Dec. 31, 2012	Dec. 31, 2013	Change

Fixed assets
Property, plant and equipment	6,927	6,468	(459)
Inventories - Compulsory stock	2,664	2,628	(36)
Intangible assets	1,155	1,210	55
Equity-accounted investments and other investments	32,024	34,961	2,937
Receivables and securities held for operating purposes	3,155	3,141	(14)
Net payables related to capital expenditures	(330)	(178)	152

	45,595	48,230	2,635
Net working capital	4,083	3,604	(479)
Provisions for employee post-retirement benefits	(332)	(341)	(9)
Net assets held for sale including related liabilities	15	10	(5)
CAPITAL EMPLOYED, NET	49,361	51,503	2,142

Shareholders’ equity	40,537	40,733	196
Net borrowings	8,824	10,770	1,946

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	49,361	51,503	2,142

Eni 2014-2017 Strategic Plan
Growing cash generation underpins shareholder returns

•	E&P: leveraging on exploration success to deliver profitable growth
	-	~3% production CAGR 2014-2017, rising to ~4% 2017-2023
•	G&P: renegotiation of supply costs and increasing focus on premium segments
	-	100% of supply cost aligned to market by 2016
•	R&M: cutting refining capacity in line with new market conditions
	-	Additional cuts in Italian refining capacity by 2017
•	Financial targets:
	-	Operating cashflow generation: 55% increase by 2016-2017
	-	Value-creation from disposals: ~euro 9 bn
	-	Capex cut: 5% reduction in investments vs. previous plan
•	Progressive shareholder distribution policy:
	-	distribution proposal for 2014 at euro 1.12 per share (+1.8%)

London, February 13, 2014 - Paolo Scaroni, Eni CEO, today presented the company’s 2014-2017 Strategic Plan to the financial community.

In what is expected to remain a very difficult market context, Eni’s strategy is based on selective E&P growth, an accelerated restructuring of the mid-downstream businesses, value-creation from disposals and investment discipline.
All these actions will result in growing operating and free cashflow throughout the plan period, underpinning Eni’s progressive shareholder distribution and strong financial position.

Exploration & Production
Leveraging on the opportunities created by industry-leading exploration successes, Eni will grow production by an average of 3% a year between 2014 and 2017, and 4% a year from 2017 to 2023.
Growth will be driven by 26 projects, which will contribute about 500,000 boed by 2017. Eni assumes that production in Libya and Nigeria will remain depressed in the near-term, and will gradually improve from 2015 onwards.

Operating cash flow growth will outstrip volume growth, with a CAGR of 9% at constant oil prices.
Over the next four years, Eni will continue to focus on exploration. Since 2008, it has discovered 9.5 bn boe of resources, or 2.5 times cumulated production in the period. Key areas for Eni’s exploration are Mozambique and Kenya in East Africa, Congo, Angola and Gabon in West Africa, the Pacific basin, the Barents Sea and Cyprus.

Gas & Power
Gas consumption in Europe is still significantly below the pre-crisis levels, and Eni does not expect a material improvement in the plan period. The Division is pursuing a turnaround, based on the following three pillars:

  Supply renegotiations: Eni will renegotiate all gas supply contracts in order to reach full alignment by 2016 with the new market conditions in terms of price, flexibility and volumes contracted;
  Focus on high-value segments: LNG, trading and retail;
  Logistics and fixed cost reductions, amounting to more than euro 300 million in savings by 2017.

Eni expects positive EBIT in G&P by 2015.

Refining & Marketing
Eni will tackle refining overcapacity in the Mediterranean Basin. The company will further reduce its Italian refining increasing utilization to 80% by 2017. Meanwhile, it will continue to support margins through logistics streamlining, fixed cost reductions and increasing synergies with trading to take advantage of price differentials among different oil types.

Financial strategy
Eni’s operating cashflow will grow from euro 11 bn in 2013 to an annual average of euro 15 bn in 2014-15 and to euro 17 bn in 2016-17, notwithstanding the company’s declining oil-price scenario (i). Disposals worth euro 9 bn will further boost cash generation.
Capital discipline will continue to be a key pillar of the company’s financial strategy. Eni will invest euro 54 billion over the next four years, a reduction of 5% compared to the previous plan. As a result of growing operating cashflows, disposals and a disciplined investment programme, average annual free cash generation in 2014-2017 will be 45% higher than in 2013 in a constant $108/barrel Brent price scenario.

Shareholder distribution policy: distribution proposal for 2014 at euro 1.12 per share (+1.8%)
Eni’s distribution policy continues to be a combination of dividends and buyback. For 2014 the distribution proposed to the Board of Directors is expected to be euro 1.12 per share, a 1.8% increase compared to 2013.

_________________

(i) Brent scenario ($/bbl): 104 (2014); 98 (2015); 94 (2016); 90 (2015).

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), February 19, 2014 - During the period from February 10 to February 14, 2014, Eni acquired No. 645,000 shares for a total consideration of euro 10,839,847.47, within the authorization to purchase treasury shares approved at Eni’s Ordinary General Meeting of shareholders on May 10, 2013, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
10/02/2014	170,000	16.5476	2,813,089.04
11/02/2014	130,000	16.7327	2,175,248.57
12/02/2014	30,000	16.8415	505,243.59
13/02/2014	260,000	16.9511	4,407,279.67
14/02/2014	55,000	17.0725	938,986.60
Total	645,000	16.8060	10,839,847.47

Following the purchases announced today, considering the treasury shares already held, on February 14, 2014 Eni holds No. 16,538,287 shares equal to 0.46% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), February 26, 2014 - During the period from February 17 to February 21, 2014, Eni acquired No. 745,000 shares for a total consideration of euro 12,837,237.61, within the authorization to purchase treasury shares approved at Eni’s Ordinary General Meeting of shareholders on May 10, 2013, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
17/02/2014	100,000	17.2706	1,727,055.85
18/02/2014	190,000	17.1609	3,260,563.36
19/02/2014	130,000	17.2305	2,239,961.29
20/02/2014	175,000	17.2509	3,018,907.87
21/02/2014	150,000	17.2717	2,590,749.24
Total	745,000	17.2312	12,837,237.61

Following the purchases announced today, considering the treasury shares already held, on February 21, 2014 Eni holds No. 17,283,287 shares equal to 0.48% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni signs Heads of Agreement with Statoil on revision of terms in long-term gas supply contract

San Donato Milanese, February 27, 2014 - Eni has today signed a Heads of Agreement with Statoil on the revision of the terms of its long-term gas supply contract. These revisions include amongst others pricing and volume.
The arbitration proceedings initiated by Eni are therefore suspended for 30 days, allowing the parties to complete a detailed agreement in the context of a constructive effort to address a changing European gas market.
The HoA with Statoil is part of Eni's effort to renegotiate all third-party gas supply contracts, with the target of achieving a competitive portfolio by January 1, 2016.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com